SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 4

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2022

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2022, as subsequently amended, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 2 to 5 hereof;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 5 hereof to the “Recent Developments—The Federal Republic of Germany” section;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Public Finance” on pages 5 and 6 hereof to the “Recent Developments—The Federal Republic of Germany” section;

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 6 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section;

-	Exhibit (d) is hereby amended by replacing the text under the caption “KfW” with the text under the caption “KfW” on pages 7 to 47 hereof;

-	Exhibit (e) is hereby replaced by Exhibit (e) attached hereto; and

-	Exhibit (f) is hereby replaced by Exhibit (f) attached hereto.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 19, 2021 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On March 21, 2024, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0907 (EUR 0.9168 per U.S. dollar).

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic of Germany (“Federal Republic”) is derived from the public official documents cited below. Certain information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2022	-0.4	0.8
1st quarter 2023	0.1	0.0
2nd quarter 2023	0.0	0.1
3rd quarter 2023	0.0	-0.3
4th quarter 2023	-0.3	-0.2

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) decreased by 0.3% in the fourth quarter of 2023 compared to the third quarter of 2023 after adjustment for price, seasonal and calendar effects. After the German economy more or less stagnated in the first three quarters of 2023, economic performance decreased in the fourth quarter of 2023. Declining capital formation had a dampening effect on economic activity, while consumption increased slightly. In the fourth quarter of 2023, household final consumption expenditure increased by 0.2% compared to the third quarter of 2023. This was partly caused by an increased demand for services. Government final consumption expenditure increased by 0.3% in the fourth quarter of 2023 compared to the third quarter of 2023. By contrast, capital formation decreased considerably compared to the third quarter of 2023. Gross fixed capital formation in construction decreased by 1.7%, after declines had already been registered in the second and third quarters of 2023. The decline in gross fixed capital formation in machinery and equipment at the end of the year was even more pronounced, decreasing by 3.5%. In the fourth quarter of 2023, exports of goods and services decreased by 1.6% compared to the third quarter of 2023, while imports decreased by 1.7% compared to the third quarter of 2023. The weaker trade in goods partly resulted from lower foreign demand, ongoing geopolitical tensions and high energy prices.

Compared with the fourth quarter of 2022, GDP in the fourth quarter of 2023 was down a price-adjusted 0.4%. After price and calendar adjustment, the decrease was only 0.2%, as there was one less working day in the fourth quarter of 2023 than in the fourth quarter of 2022.

Source: Federal Statistical Office, Gross domestic product: detailed results of the economic performance in the 4th quarter of 2023, press release of February 23, 2024 (https://www.destatis.de/EN/Press/2024/02/PE24_066_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
February 2023	0.8	8.7
March 2023	0.8	7.4
April 2023	0.4	7.2
May 2023	-0.1	6.1
June 2023	0.3	6.4
July 2023	0.3	6.2
August 2023	0.3	6.1
September 2023	0.3	4.5
October 2023	0.0	3.8
November 2023	-0.4	3.2
December 2023	0.1	3.7
January 2024	0.2	2.9
February 2024	0.4	2.5

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, amounted to 2.5% in February 2024. The inflation rate was 2.9% in January 2024 compared to 3.7% in December 2023. The inflation rate in February 2024 represented the lowest inflation rate since June 2021, when it stood at 2.4%. Generally, the rate of inflation is continuing to fall. Additionally, the price of energy products is easing and food price increases have slowed down.

Energy prices in February 2024 decreased by 2.4% compared to February 2023 despite the discontinuation of the energy price brake and the introduction of a higher carbon price, both as of January 2024, which affect the price of fossil fuels such as motor fuels, heating oil and natural gas. The decrease in energy prices therefore continued to have a downward effect on the inflation rate. The decline in energy prices in the period from January 2023 to January 2024 had been slightly stronger (-2.8%).

Food prices increased by 0.9% in February 2024 compared to February 2023, rendering the increase in food prices lower than the overall inflation rate for the first time since November 2021. In particular, the prices of fresh vegetables (-10.6%) and dairy products (-5.1%) declined in the period from February 2023 to February 2024. The prices of edible fats and oils decreased slightly from the previous year (-0.9%). The prices of sunflower oil, rapeseed oil and the like declined substantially (-21.0%), whereas olive oil prices saw a steep increase (+50.8%). By contrast, sugar, jam, honey and other confectionery were significantly more expensive (+9.9%). The price increases for fruit (+5.7%) and bread and cereals (+3.5%) were also higher than the overall inflation rate in February 2024.

The prices of goods (total) increased by 1.8% in the period from February 2023 to February 2024, representing a lesser increase than overall inflation. In February 2024, the prices of non-durable consumer goods increased by 1.3% and the prices of durable consumer goods increased by 2.6%. Some goods registered above-average price increases, such as used cars (+8.7%), non-alcoholic beverages (+7.2%) and alcoholic beverages and tobacco (+6.1%). By contrast, lower prices were observed, for example, for mobile phones (-5.2%) and information processing equipment (-4.1%).

The prices of services (total) increased by 3.4% in February 2024 compared to February 2023. The Germany ticket for public transport, which has been available since May 2023, continued to have a dampening effect on the increase in service prices in February 2024. Consumers had to pay less for the combined tickets for rail, bus and the like (-23.3% compared to February 2023). One important factor contributing to the increase in service prices was the 2.0% increase in net rents exclusive of heating expenses. The prices of a number of other services registered above-average increases, especially those of insurance services (+9.8%), services of social facilities (+7.2%) and maintenance and repair of vehicles (+7.1%).

Compared to January 2024, the consumer price index increased by 0.4% in February 2024. Energy prices increased by 0.5% compared to January 2024, while food prices decreased by 0.5%.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +2.5% in February 2024, press release of March 12, 2024 (https://www.destatis.de/EN/Press/2024/03/PE24_094_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
January 2023	3.1	3.0
February 2023	3.0	2.9
March 2023	2.9	2.9
April 2023	3.1	2.9
May 2023	2.8	3.0
June 2023	3.0	3.0
July 2023	3.0	3.0
August 2023	3.2	3.0
September 2023	3.0	3.1
October 2023	3.2	3.1
November 2023	3.1	3.1
December 2023	2.9	3.1
January 2024	3.1	3.1

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to January 2023, the number of employed persons in January 2024 increased by approximately 232,000 or 0.5%. Compared to December 2023, the number of employed persons in January 2024 increased by approximately 57,000 or 0.1%, after adjustment for seasonal fluctuations.

In January 2024, the number of unemployed persons increased by approximately 31,000 or 2.3%, compared to January 2023. Adjusted for seasonal and irregular effects, the number of unemployed persons in January 2024 stood at 1.37 million, unchanged compared to December 2023.

Sources: Federal Statistical Office, Employment continues to increase in January 2024, press release of February 29, 2024 (https://www.destatis.de/EN/Press/2024/02/PE24_075_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January 2024	January 2023
Goods	25.7	11.7
Services	-4.1	-2.1
Primary income	12.5	13.0
Secondary income	-4.3	-5.5

Current account	29.7	17.1

(1)	Figures may not add up due to rounding.

Sources: Deutsche Bundesbank, Balance of payments statistics, 14-03-2024, I. Major items of the balance of payments (https://www.bundesbank.de/resource/blob/810962/ae56bb4b473f6f57808edd581918cf09/mL/aw1e1-1a-data.pdf); Deutsche Bundesbank, Wichtige Posten der Zahlungsbilanz, press release of March 14, 2024 (https://www.bundesbank.de/resource/blob/914080/77122df5a85c70447f65b5ff9d5fa420/mL/2024-03-14-zahlungsbilanz-anlage-data.pdf).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, the German general government budgets recorded a financial deficit (net borrowing) of EUR 87.4 billion in 2023. The deficit decreased by EUR 9.5 billion from the previous year due to a 4.4% increase in general government revenue to EUR 1,901.8 billion, which exceeded the 3.7% increase in government expenditure to EUR 1,989.2 billion. Measured as a percentage of GDP at current prices, the deficit ratio was 2.1% in 2023, after being revised upwards by 0.1% compared to the first provisional calculation of January 15, 2024. This means that the 3% reference value of the European Stability and Growth Pact, which remained suspended in 2023, would have been met, if effective.

According to provisional figures of the German Central Bank (“Deutsche Bundesbank”), the general government gross debt ratio was 64.8% of GDP at the end of the third quarter of 2023. This represents a 0.3% increase when compared to the end of the second quarter of 2023 and a 3.0% decrease when compared with the end of the third quarter of 2022.

Sources: Federal Statistical Office, Government deficit dropped slightly to 87.4 billion euros in 2023, press release of February 23, 2024 (https://www.destatis.de/EN/Press/2024/02/PE24_067_813.html); Deutsche Bundesbank, Verschuldung gem. Maastricht-Vertrag—Deutschland—Gesamtstaat—in % des BIP, accessed on March 15, 2024 (https://www.bundesbank.de/dynamic/action/de/statistiken/zeitreihen-datenbanken/zeitreihen-datenbank/723452/723452?listId=www_v27_web011_21a&tsId=BBK01.BQ9959&dateSelect=2023).

Public Finance

Revenues and Expenditures

The following table presents revenues and expenditures in the public sector from 2019 to 2023:

GENERAL GOVERNMENT ACCOUNTS (1)

	2023	2022	2021	2020	2019

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	1,229.8	1,198.3	1,119.3	1,004.7	1,049.6
of which: Current taxes (2)	953.7	946.6	879.2	773.0	827.7
Expenditure	1,327.2	1,303.5	1,251.6	1,117.6	1,005.7

Balance	-97.4	-105.2	-132.4	-112.9	43.9
Social security funds
Revenue	826.3	812.0	781.8	717.9	690.8
Expenditure	816.3	803.7	779.2	752.8	681.7

Balance	10.0	8.3	2.6	-34.8	9.1
General government
Revenue	1,901.8	1,821.2	1,712.9	1,569.9	1,616.5
Expenditure	1,989.2	1,918.1	1,842.6	1,717.6	1,563.4

Balance	-87.4	-96.9	-129.7	-147.7	53.0

(1)	Definition according to the national accounts.

(2)	Excluding taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2023 (March 2024), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

Debt of the Federal Government

The following table summarizes the direct debt of the Federal Government (“Federal Government”) as of December 31, 2023:

SUMMARY OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING

DIRECT DEBT OF THE FEDERAL GOVERNMENT

Principal amount outstanding as of December 31, 2023
(EUR in millions)
Federal Bonds (Bundesanleihen)	1,179,750
Federal Notes (Bundesobligationen)	255,000
Federal Treasury Notes (Bundesschatzanweisungen)	136,000
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	149,000
Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere)	66,250
Green Federal Bonds (Grüne Bundesanleihen)	40,250
Green Five-year Federal Notes (Grüne Bundesobligationen)	15,500
Borrowers’ note loans (Schuldscheindarlehen)	4,297
Old debt (1)	4,474
Repurchased debt	-206,407

Total	1,644,114

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Monthly Report of the Federal Ministry of Finance, January 2024, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2023”,
page 73, and table “Entwicklung von Umlaufvolumen, Eigenbestände und Anlagen des Wirtschaftsstabilisierungsfonds (WSF) im Dezember 2023”, page 75 (https://www.bundesfinanzministerium.de/Monatsberichte/2024/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner
-sondervermoegen-pdf.pdf?__blob=publicationFile&v=4).

Other Recent Developments

Economic Outlook

In its annual economic report published on February 21, 2024 (Jahreswirtschaftsbericht 2024), the Federal Government forecasts German price-adjusted GDP to grow by 0.2% in 2024.

Source: Bundesministerium für Wirtschaft und Klimaschutz, Jahreswirtschaftsbericht 2024 – Wettbewerbsfähigkeit nachhaltig stärken, press release of February 21, 2024 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2024/02/20240221-jahreswirtschaftsbericht-2024.html).

Monetary Policy

On March 7, 2024, the Governing Council of the European Central Bank (“ECB”) reaffirmed its decisions of December 14, 2023 and January 25, 2024, by deciding to keep the three key ECB interest rates unchanged at 4.50% (main refinancing operations), 4.75% (marginal lending facility) and 4.00% (deposit facility). Based on its assessment as of March 7, 2024, the Governing Council considers that the key ECB interest rates are at levels that, if maintained for a sufficiently long duration, can be expected to make a substantial contribution to the timely return of inflation to the medium-term target level of 2%.

On March 7, 2024, the Governing Council of the ECB also reiterated that the Asset Purchase Programme (APP) portfolio is declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities. The Governing Council stated that it intends to continue to reinvest, in full, the principal payments from maturing securities purchased under the Pandemic Emergency Purchase Programme (PEPP) during the first half of 2024. Over the second half of the year, it intends to reduce the PEPP portfolio by EUR 7.5 billion per month on average. The Governing Council intends to discontinue reinvestments under the PEPP at the end of 2024. It stated it will continue applying flexibility in reinvesting redemptions coming due in the PEPP portfolio, with a view to countering risks to the monetary policy transmission mechanism related to the COVID-19 pandemic.

Source: European Central Bank, Monetary policy decisions, press release of March 7, 2024

(https://www.ecb.europa.eu/press/pr/date/2024/html/ecb.mp240307~a5fa52b82b.en.html).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government of the Federal Republic. KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe (“KfW Group”).

With total assets of EUR 560.7 billion as of December 31, 2023, including loans and advances of EUR 450.0 billion, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 111.3 billion in 2023. For more information on KfW’s promotional business volume, see the table “Promotional Business Volume by Business Sector” in “Business—Introduction.”

KfW conducts its business in the following business sectors:

•

SME Bank & Private Clients (Mittelstandsbank & Private Kunden): offers highly standardized products primarily for small and medium-sized enterprises (“SMEs”), business founders, start-ups, self-employed professionals and private individuals;

•

Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden): provides individual financing solutions for municipal and social infrastructure, and offers corporate loans and project financing as well as customized financing for financial institutions and Landesförderinstitute;

•

KfW Capital: KfW Capital GmbH & Co. KG (“KfW Capital”) invests in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative, technology-oriented growth companies in Germany through professionally managed funds. KfW Capital is a legally independent entity wholly owned by KfW;

•

Export and Project Finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•	KfW Entwicklungsbank (KfW Development Bank) is responsible for KfW’s public sector development cooperation activities;

•

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Financial Markets: comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

In addition, KfW manages its direct and indirect strategic shareholdings, which include a number of investments made in companies pursuant to special mandates (Zuweisungsgeschäfte) by the Federal Government in accordance with article 2 paragraph 4 of the Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”). For more information on KfW’s business sectors and its strategic shareholdings, see “Business.”

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310 and its internet address is www.kfw.de. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the EU in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The KfW Law does not provide for shareholders’

meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are), and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may, however, be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with EU law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, SMEs, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is of a promotional nature and thus compatible with EU rules.

In the business sector of Export and Project Finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007, and as from that date, KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. In August 2003, a part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability company (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Climate Action, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable laws and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s Bylaws, but also with all other applicable laws and regulations, except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW–Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law that became effective in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the Deutsche Bundesbank in accordance with normal bank supervisory procedures. For further details, see “Supervision and Regulation—Regulation.”

In addition, in compliance with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors (Bundesrechnungshof) with regard to its economical use of funds pursuant to the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz).

Regulation

Overview of KfW’s Regulatory Status

KfW is generally exempt from bank regulatory laws and regulations, as it qualifies neither as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”), nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive (Directive 2013/36/EU, as amended) (“CRD”) and the EU Capital Requirements Regulation (Regulation (EU) 575/2013, as amended) (“CRR”). However, by operation of the KfW Regulation, considerable portions of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW. The analogous application of banking supervisory law to KfW has been phased in gradually, with the majority of the rules, regulations and enforcement powers described herein having become applicable as of January 1, 2016. The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of article 4 paragraph 1 no. 8 of the CRR. This status confers certain advantages to KfW’s refinancing activities given the fact that exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are eligible in the EU as level 1 assets pursuant to article 10 paragraph 1 lit. (c) (v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014 (“Delegated Regulation”), subject to all other requirements stated in the Delegated Regulation being met.

Bank Regulatory Rules and Regulations Applied by Analogy

By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d of the KWG apply to KfW by analogy. To comply with these requirements, certain adjustments were made to the committee structure of KfW’s Board of Supervisory Directors in 2014. For more information on the committee structure of KfW’s Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Since January 1, 2018, the bank regulatory requirements for remuneration policies set forth in Section 25a of the KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutsvergütungsverordnung, or “IVV”) apply to KfW.

The capital adequacy regime set forth in part 2 titles I through III and part 3 titles I through VI of the CRR has become applicable to KfW by analogy virtually in its entirety with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements on a consolidated basis. KfW is also subject to the capital buffers regime introduced by CRD and transposed into national law in Sections 10c through 10i of the KWG. In June 2017, KfW received approval from BaFin to calculate its regulatory capital requirements in accordance with the advanced IRBA for the vast majority of its portfolio as of June 30, 2017. KfW’s total capital ratio according to article 92 of the CRR as well as its Tier 1 capital ratio amounted to 27.9%

both as of December 31, 2023 (not taking into account the interim profit of the second half of 2023)1. The increase of the total capital ratio as well as of the Tier 1 capital ratio compared to the figures as of December 31, 2022, which amounted to 25.2% and 25.0%, respectively, was mainly due to the recognition of the profit of the second half of 2022 and the first half of 2023, as well as a reduced total risk exposure amount resulting from the changed recognition of stuctured funds due to the introduction of the risk-adequate standard approach for securitizations (SEC-SA) in accordance with CRR and rating improvements of banks.

In connection with the application of the appropriate requirements of the capital adequacy regime, the overall capital requirement for KfW Group’s total capital ratio as of December 31, 2023 was 16.3%, consisting of a total supervisory review and evaluation process capital requirement (“TSCR”) of 12.25% plus a Capital Conservation Buffer of 2.5%, a buffer for Other Systemically Important Institutions (O-SIIs) in Germany of 1.0%, a systemic risk buffer of 0.02% for risk weighted assets in Norway, which was reciprocally introduced by BaFin in response to the imposition of such a risk buffer for German banks by the Norwegian Central Bank, and a Countercyclical Capital Buffer of 0.55%. The TSCR for KfW Group includes a supervisory review and evaluation process (“SREP”) surcharge, which is generally meant to reflect the specific risk situation of an individual bank. In March 2023, BaFin confirmed KfW Group’s SREP surcharge of 3.0%. In addition, the TSCR for KfW Group includes an additional surcharge for certain IT-, internal auditing- and operational risk management-related findings, which as of December 31, 2023, amounted to 1.25% overall, unchanged compared to 2022.

As of January 1, 2016, KfW, by analogy, became subject to the large-exposures regime of part IV of the CRR as supplemented by the KWG and relevant implementing rules and regulations. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

In addition, KfW has been applying the provisions concerning leverage ratio with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the carrying value of assets and off-balance sheet exposures is calculated on a consolidated basis. The leverage ratio is monitored internally and has been part of the prudential requirements since June 2021.

According to a decision made by BaFin in December 2015, certain provisions of the CRR such as own funds requirements, large exposures and leverage need only be considered at the group level (i.e., on a consolidated basis) and not at the entity level.

Although it was already subject to the German Anti-Money Laundering Act (Geldwäschegesetz), on January 1, 2016 KfW also became subject to the provisions of the KWG concerning money laundering, terrorist financing and other criminal offences at the group and entity levels.

Finally, the bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”) became applicable to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes. Certain exemptions are granted in this context for special mandates by the Federal Government (Zuweisungsgeschäfte) in accordance with article 2 paragraph 4 of the KfW Law, i.e., those activities which KfW carries out as requested by the Federal Government, usually at the Federal Republic’s economic risk.

The KfW Regulation does not encompass the application of the liquidity regime set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the EU Bank Recovery and Resolution Directive (Directive 2014/59/EU).

Supervisory Structure and Enforcement Powers

The supervision of KfW’s compliance with bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented supervisory review and evaluation process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of

[1]	According to article 26(2) CRR.

banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision-making and the exercise of enforcement powers are reserved for BaFin.

For purposes of supervision, the KfW Regulation has subjected KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. After a transition period agreed with the supervisory authorities, KfW implemented a fully-fledged regulatory reporting system as of January 1, 2020.

In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand, under certain circumstances, increases of regulatory own funds and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to the changes in the national and EU bank supervisory structure that have taken effect in recent years. In particular, KfW is not subject to supervision by the ECB pursuant to Council Regulation (EU) No. 1024/2013 establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in 2014 in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision made by the ECB in September 2014, KfW IPEX-Bank did not qualify as a significant credit institution and to date it has not been qualified as such in connection with subsequent annual reviews of large German financial institutions conducted by the ECB. Accordingly, KfW IPEX-Bank is currently not supervised directly by the ECB, but continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Given the fact that as of December 31, 2023, KfW IPEX-Bank’s total assets (IFRS, before consolidation) amounted to EUR 32.8 billion, KfW IPEX-Bank may be qualified as a significant credit institution in the near future, which could lead to direct supervision by the ECB from as early as 2025 onwards. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program (the “ERP”), which is also known as the Marshall Plan. Even today, several of KfW’s programs to promote the German and European economies are supported using funds to subsidize interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and emerging economies. For more information on DEG, see “Business—DEG—Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, and was particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Sustainable Promotion

KfW Group has set sustainable promotion as its primary strategic objective and aims to improve economic, social and environmental conditions around the world, with an emphasis on promotion of the German economy. For more information on KfW’s strategic objectives, see “Combined Management Report — Basic Information on KfW Group — Strategic Objectives 2028” included in Exhibit (e) to this annual report. Against this background, KfW supports the sustainability goals of the Federal Republic, the EU and the international community and is taking action to help implement the Federal Government’s National Sustainable Development

Strategy, to achieve the United Nations’ Agenda 2030 objectives together with its Sustainable Development Goals (“SDGs”) and to put the Paris Agreement into practice. In addition, the new “Policy Statement of KfW and its Subsidiaries on Human Rights and its Human Rights Strategy” from 2023, which replaces the previous “Declaration by KfW Bankengruppe on the consideration of human rights in its business operations” from 2008, reflects the crucial importance of human rights for all of KfW’s activities. Apart from financing investments for a more sustainable economy, KfW, on its own initiative and in cooperation with other financial market participants, strives to set benchmarks and standards for credit and capital markets, to act as a driving force for national and international initiatives and to offer its expertise to political decision-makers in Germany, Europe and worldwide.

KfW’s sustainability mission statement, which reflects a holistic approach to addressing the challenge of transitioning to a sustainable society, lays out the framework for KfW’s five sustainability action areas: banking business, bank operation, sustainability management, sustainability communications and employee relations. For more information on KfW’s approach to employee relations, see “Management and Employees—Employees.”

Banking Business

In its financing activities, KfW focuses on the social and economic megatrends of “climate change and the environment,” “globalization,” “social change,” as well as “digitalization and innovation.” Due to the particular importance of the “climate change and the environment” megatrend, KfW has been aiming to maintain an environmental ratio of at least 38% for its new commitments since 2020 as part of its strategic management system. In 2023, the environmental ratio was 35% (compared to 36% in 2022). KfW’s environmental ratio reflects the percentage of KfW’s loan commitments for activities in the fields of climate protection (such as renewable energy, energy-efficient projects, sustainable mobility or climate change adaptation) and the protection of resources and environment (such as waste avoidance, wastewater treatment, air pollution control or noise protection) in relation to KfW’s overall new loan commitments for a certain period. To qualify for the calculation of the environmental ratio, the loan commitments taken into account also have to fulfill certain minimum requirements, for example, in terms of CO2 or energy reductions to be achieved by the projects which are financed with these commitments. Adjusted for loan facilities related to the energy crisis, the environmental ratio was 45% (compared to 59% in 2022). For information on the loan facilities related to the energy crisis, see “Business—Domestic Promotional Business—KfW measures to mitigate the economic impact in Germany of Russia’s invasion of Ukraine.” The decline in the adjusted environmental ratio was mainly driven by a record volume of environmental financing in KfW’s domestic business in 2022 due to the launch of newly designed programs. In addition, KfW is committed to contributing to the achievement of each of the 17 SDGs, which are part of the United Nations’ Agenda 2030 for Sustainable Development, under its promotional and financing mandate. To create transparency, KfW has developed a group-wide reporting method by mapping new commitments to the SDGs. While new commitments in 2023 contributed to all 17 SDGs, the most significant contributions were made to SDG 8 “Decent Work and Economic Growth”, SDG 7 “Affordable and Clean Energy” and SDG 13 “Climate Action.”

In terms of customers, important target groups for KfW’s activities include Germany’s small- and medium-sized enterprises, private households, municipalities, developing countries, as well as export and project finance borrowers. KfW takes ecological and social factors into account in every financing decision based on specific sustainability guidelines, which are in place for all its business sectors. In the case of promotional and project financing in developing countries and emerging economies, as well as in all export and project finance activities around the world, KfW regularly applies internationally recognized environmental and social standards (Environmental and Social Impact Assessment). KfW refuses to fund projects that could conceivably cause unacceptable environmental or social harm and the group-wide Exclusion List of KfW Group applies to all new financing and promotional activities. In 2021, KfW introduced science-based sector guidelines in accordance with the targets of the Paris Climate Agreement as an additional element to steer KfW’s new financing activities in particularly greenhouse-gas-intensive sectors. Initially, these Paris-compatible sector guidelines were aligned with the 1.65°C climate target. In 2022, KfW revised the sector guidelines to align with the 1.5°C climate target with the aim of providing even more targeted support for the transformation process towards greenhouse gas neutrality. The revised sector guidelines covering the sectors automotive, iron and steel production, building, power generation, aviation and shipping were implemented at the beginning of 2023. In December 2023, KfW introduced an additional sector guideline for the oil and gas sector.

Sustainability also plays an important role in KfW’s various capital market activities, be it in its role as a green bond issuer and investor or in connection with the sustainable management of its liquidity portfolio. For more information, see “Business—Financial Markets.”

KfW is conscious of the fact that environmental and climate risks, as well as risks arising from poor governance and insufficient social considerations, can have a significant impact on its credit risk positions, as well as on economic and financial systems in general. As a consequence, KfW strives to continuously improve the assessment of its risk positions with a view to gaining a clear picture of the significance of environmental, climate, governance and social aspects as risk drivers. To this end, in 2023, KfW collected environmental, social and governance (“ESG”) risk profiles from banking, corporate, fund and securitization clients for the first time. Sovereign clients will be included in this initiative in 2024.

KfW’s Sustainability Report 2022, which was published in April 2023, complies with the Core option of the Global Reporting Initiative (GRI) standards and also contains KfW Group’s non-financial report in accordance with the German Commercial Code (Handelsgesetzbuch). Based on the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), the report includes a special chapter outlining KfW’s climate-related risks and associated processes in a transparent manner. KfW is preparing to publish a report in accordance with the Corporate Sustainability Reporting Directive (CSRD, Directive (EU) 2022/2464) for fiscal year 2024 in 2025.

Banking Operations

The regulatory framework applicable to KfW’s activities explicitly includes compliance with legal rules and regulations relating to environmental, social and economic matters, as well as the prevention of money laundering, terrorist financing, corruption, fraud, breaches of data protection, insider trading and embargo provisions. In addition, as a public law institution, KfW adheres to the principles of the Federal Government’s Public Corporate Governance Code. Furthermore, KfW is a corporate member of Transparency International and DEG represents KfW Group in its capacity as a supporting member of the Extractive Industries Transparency Initiative. While adverse environmental impacts caused by KfW’s banking operations are limited, KfW strives to reduce the ecological footprint of its banking operations and compensates the remaining greenhouse gas emissions of KfW Group by purchasing high-value Clean Development Mechanism (CDM) credits on the market and discontinuing them for perpetuity. Among other matters, KfW’s procurement guidelines require that suppliers and potential subcontractors comply with the prohibition of child and forced labor and afford protection against inhumane working conditions. Within the scope of possibilities provided by public procurement law, KfW includes social and ecological requirements in its contract conditions for Europe-wide tenders.

Sustainability Management System and Sustainability Communications

KfW’s sustainability management system establishes responsibilities and procedures to further develop sustainability matters within KfW Group. Overall responsibility for the group’s sustainability strategy and communication rests with the Chief Sustainability Officer - KfW’s Chief Executive Officer - who is supported by sustainability officers and managers at the group, business sector, central unit and site levels. Specific sustainability guidelines for the business sectors and relevant central units set out detailed rules.

To ensure continuous progress of the group-wide sustainability commitment, beginning in 2023, KfW’s strategic objectives have included as one of its key targets its ranking among the top three development and promotional banks within a peer group, which comprises the top 10 rated development and promotional banks across the peer groups of each of three ESG Rating agencies (ISS, MSCI & Sustainalytics). For these purposes, KfW standardizes the scores achieved by itself and its peers in the rating processes performed by each of the relevant ESG rating agencies. KfW then uses the standardized scores to calculate an average score for itself and each peer, which determines its own ranking in relation to these peers.

KfW regularly interacts openly with its stakeholders about aspects of its business activity related to sustainability with a view to refining its own sustainability goals and enabling stakeholders to address relevant topics. In this context, KfW’s Sustainability Report, which also fulfills statutory requirements, and KfW’s Sustainability Portal are important communication channels.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to § 315e (1) of the German Commercial Code (Handelsgesetzbuch) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, KfW’s unconsolidated annual financial statements as well as its consolidated financial statements are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditor for the fiscal year ended December 31, 2023 is Deloitte GmbH Wirtschaftsprüfungsgesellschaft (“Deloitte”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of Deloitte for the fiscal year ended December 31, 2023, dated March 6, 2024, refers to a combined management report (zusammengefasster Lagebericht). The examination of, and the auditor’s report upon, this combined management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, Deloitte does not provide any opinion on such examination, on the combined management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAS or U.S. attestation standards. A reprint of the auditor’s report can be found starting on page 180 of Exhibit (e) to this annual report.

BUSINESS

Introduction

KfW conducts its business in the following business sectors:

•	SME Bank & Private Clients (Mittelstandsbank & Private Kunden);

•	Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden);

•	KfW Capital;

•	Export and Project Finance (KfW IPEX-Bank);

•	KfW Entwicklungsbank (KfW Development Bank);

•	DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH; and

•	Financial Markets.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2023	2022	% change

	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	39,117	64,839	-40
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	35,852	69,970	-49
KfW Capital	2,129	1,259	69
Export and project finance (KfW IPEX-Bank)	24,152	18,120	33
KfW Entwicklungsbank (KfW Development Bank)	9,040	10,931	-17
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,869	1,644	14
Financial markets	480	415	16

Total promotional business volume (1) (2)	111,312	166,938	-33

(1)

Total promotional business volume for the full year ended December 31, 2023 has been adjusted for commitments of EUR 1.3 billion, compared to EUR 241 million for the corresponding period in 2022, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain promotional programs of SME Bank.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

The following table shows the relative size of each of the seven business sectors in terms of percentage of commitments outstanding and economic capital required as of December 31, 2023. In general, a lower percentage in economic capital required compared to the percentage of commitments outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector Financial Markets also includes the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2023
	Commitments outstanding	Economic capital required (1)

	% of total
SME Bank & Private Clients	50%	22%
Customized Finance & Public Clients	17%	3%
KfW Capital	0%	4%
Export and Project Finance	14%	15%
KfW Entwicklungsbank	7%	3%
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	2%	8%
Financial Markets	10%	8%

Total (in EUR billions)	640.1	19.0

(1)

The balance of economic capital required relates to group functions. The economic capital required has been calculated based on a solvency level of 99.90%. For more information concerning economic capital required of KfW Group, see “Combined management report—Risk report—Risk management approach of KfW Group—Internal capital adequacy assessment process—Economic risk-bearing capacity” included in Exhibit (e)  to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s main domestic finance activities are conducted by the business sectors SME Bank & Private Clients, Customized Finance & Public Clients, and by KfW Capital. Certain further promotional activities undertaken in connection with KfW’s green bond portfolio and ABS portfolio targeting the domestic market are reported under the Financial Markets business sector.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to ultimate borrowers (e.g., for the financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to ultimate borrowers and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each bank or other financing institution to which it lends. As of December 31, 2023, KfW had extended loans to approximately 150 commercial banks in its domestic business sectors. In 2023, 60% (2022: 62%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. Most of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions – including derivatives, securities, money market and global loan transactions – is much more limited.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan or mezzanine capital instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non-program-based global loans to selected financial institutions in Germany and Europe.

Individual Loans

KfW defines detailed formal eligibility requirements for each individual loan that it extends to a commercial bank, as well as for each loan the commercial bank on-lends to the ultimate borrower under each of KfW’s lending programs. Borrowers generally do not apply directly to KfW for a loan, but rather may only apply for a KfW loan through a commercial bank. This intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. KfW loans on-lent by commercial banks are normally collateralized by liens on real property or other assets, or are guaranteed by the Federal Republic or by one of the Länder. The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application in order to assess compliance with the requirements defined for each respective lending program.

In recent years, KfW has modernized its application and approval process for loans with the aim of attaining a more efficient, automated and accelerated process. For this purpose, KfW has developed a digital online platform for its standardized loan programs. The online platform provides immediate feedback as to KfW’s approval of loans in the form of electronic confirmations for most applications, and electronic confirmations after manual processing by KfW for more complex products (for instance, environmental programs for SMEs, municipal enterprises, businesses, and non-profit organizations). Since the beginning of 2020, all of KfW’s standardized domestic, commercial and non-direct municipal products are offered exclusively via the online platform. All intermediate banks have access to the online platform and use it for their application processes.

KfW applies either a fixed-rate pricing model or a risk-adjusted pricing model to the loans it grants. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and some lending programs for start-up financing. It is also applied to education lending programs. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the ultimate borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

Under KfW’s traditional SME lending programs, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under some of those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies to most of SME Bank & Private Clients lending programs. In addition, mezzanine capital offered by SME Bank & Private Clients and its special programs for investments by micro-enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrowers, which in turn is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrowers, or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities

Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and selected financial institutions. KfW expects the receiving institutions to on-lend funds within a reasonable period of time. In contrast to KfW’s individual loans, global loans and global funding facilities offer greater loan-structure flexibility. As a result, these instruments, when compared with KfW’s traditional lending programs, carry lower administrative costs for both KfW and the on-lending institutions. Accordingly, ultimate borrowers generally benefit from favorable interest rates.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute and non-program-based global loans to selected financial institutions in Germany and Europe. Most Landesförderinstitute are independent public law institutions and benefit from explicit statutory guarantees by the respective Land. Each Landesförderinstitut is responsible for promotional matters within its federal state.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective Land within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program are required to comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to ultimate borrowers as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

In 2023 KfW launched a new type of global loans to Landesförderinstitute, the RegioInnoGrowth (“RIG”) loans. These loans, which are part of the “Future Fund” (Zukunftsfonds)/ERP, are intended to provide equity and equity-like capital to start-ups and growth-oriented SMEs with innovative business models.

KfW also extends non-program-based global loans to selected financial institutions in Germany and elsewhere in Europe, which these institutions on-lend as individual loans and leases to finance SMEs, housing projects and energy efficiency projects. In 2023, KfW began to extend global loans which are designed to promote SME-leasing investments in sustainable and energy efficiency projects.

KfW Measures to Mitigate the Economic Impact in Germany of Russia’s Invasion of Ukraine

While KfW’s direct exposures in Ukraine and Russia are limited and tightly managed, developments related to Russia’s invasion of Ukraine have affected KfW’s business and earnings position. For information on the impact of Russia’s invasion of Ukraine on KfW’s net assets, financial and earnings position, see “Economic Report” in Exhibit (e) to this annual report.

Special Mandates by the Federal Government

Against the background of Russia’s invasion of Ukraine, which led to further increases in energy prices and highlighted Germany’s dependency on energy imports from Russia, the Federal Government requested that KfW engage in a number of activities under special mandates in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) with full protection of KfW. These activities aim to stabilize and secure the energy supply in Germany, strengthen the resilience of Germany’s economy and are thus in the public interest as required by the KfW Law. These activities are being carried out at the Federal Republic’s economic risk.

KfW’s activities under special mandates by the Federal Government are of an unplanned nature and do not change KfW’s consistent strategic focus on sustainability targets in its banking business. They must therefore be clearly distinguished from KfW’s promotional activities as a digital transformation and promotional bank of the Federal Government and the Länder. As of December 31, 2023, these activities, which were mainly conducted in 2022, in particular comprised support measures for systemically important companies in the energy sector that were significantly impacted by the supply reductions and significantly higher gas and electricity prices resulting from Russia’s invasion of Ukraine. Debt financing has been committed for gas replacement purchases, to cover short-term liquidity requirements within the scope of “margining” (i.e., the provision of collateral that is mandatory when trading in energy) and to finance the procurement of natural gas for the fulfilment of certain statutorily required levels of natural gas reserves in natural gas storage facilities throughout Germany. As of December 31, 2022, these activities by KfW had led to commitments of EUR 54.2 billion and disbursements to EUR 22.4 billion, whereas as of December 31, 2023, commitments and disbursements had declined signficantly to EUR 11.5 billion and EUR 8.4 billion, respectively. KfW has also been mandated to engage in equity financing, see “Strategic Shareholdings—German LNG Terminal GmbH” below.

Furthermore, at the end of 2022, the Federal Government mandated KfW to act as paying agent in connection with compensatory payments to utility companies for loss of revenues owed to such companies by the Federal Government in connection with government support measures aimed at reducing the burden of high energy costs for end consumers of natural gas and district heating. KfW’s role in making the compensatory payments is strictly limited to the payments’ disbursement, with the Federal Government providing KfW with the funds necessary to make such payments in advance. Commitments in this context amounted to EUR 4.1 billion in 2022 and EUR 13.7 billion in 2023.

In the aggregate, activities under special mandates by the Federal Government due to Russia’s invasion of Ukraine have led to commitments in an aggregate amount of EUR 58.3 billion in 2022 and, in particular, impacted KfW’s commitments in the business sector Customized Finance & Public Clients, which increased from EUR 9.5 billion in 2021 to EUR 70.0 billion in 2022. This effect was less pronounced in 2023, when these activities amounted to commitments in an aggregate amount of EUR 25.2 billion, which resulted in a decline in KfW’s commitments in the business sector Customized Finance & Public Clients from EUR 70.0 billion in 2022 to EUR 35.9 billion in 2023.

Against this background, in November 2022, the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF) was authorized to provide loans to KfW to cover KfW’s refinancing needs stemming from its support of companies in the energy sector under special mandates by the Federal Government with unallocated funds from the WSF’s credit authorization of up to EUR 100 billion, which was granted to KfW in March 2020 in the context of the COVID-19 pandemic with a view to refinancing KfW’s commitments under the KfW Special Program. In addition, the WSF was authorized to provide financing to KfW under a EUR 200 billion credit authorization, which it has been granted to cover funding requirements in connection with a EUR 200 billion protective shield announced by the Federal Government in September 2022, to the extent that KfW is mandated by the Federal Government in connection with the protective shield. Refinancing through the WSF in 2022 and 2023 relating to the support of companies in the energy sector amounted to EUR 19.8 billion and EUR 4.9 billion, respectively. The WSF is administered by the Federal Finance Agency (Bundesfinanzagentur) and its refinancing is ensured by the Federal Finance Agency, as part of the Federal Government’s established money and capital market approach to financing the Federal Budget, and the Federal Government’s special funds.

Depending on further developments with respect to Russia’s invasion of Ukraine, the Federal Government may in principle request KfW to engage in further activities under special mandates at any time.

KfW Special Program UBR 2022

In May 2022, KfW launched a loan program known as the “KfW Special Program UBR 2022” (KfW-Sonderprogramm UBR 2022, with “UBR” standing for “Ukraine, Belarus and Russia”) in an aggregate amount of up to EUR 7.0 billion to swiftly safeguard the liquidity of certain companies demonstrably affected by the war in Ukraine. Mostly privately owned companies of all sizes and from many different sectors were able to receive access to low-interest loans in an amount of up to EUR 100 million with extensive liability exemption of their regular banks. A syndicate financing alternative with substantial risk assumption was also offered. The Federal Republic has undertaken to bear all financial risks incurred by KfW in connection with the KfW Special Program UBR 2022. Commitments made under the KfW Special Program UBR 2022 in 2023 amounted to EUR 91 million compared to EUR 148 million. As planned, the program expired at the end of 2023.

SME Bank & Private Clients

KfW’s SME Bank & Private Clients business sector supports SMEs, large-scale enterprises, business founders, start-ups and self-employed professionals, and offers financing for various purposes to companies in different stages of development. Additionally, this business sector extends housing-related loans and grants as well as financing for education to private individuals. Financing is provided primarily by means of loan programs (2023: EUR 38.7 billion, 2022: EUR 45.5 billion), mezzanine programs (2023: EUR 11 million, 2022: EUR 133 million) and grant-based programs (2023: EUR 375 million, 2022: EUR 19.2 million).

In 2023, SME Bank & Private Clients committed financing to improve social living conditions and to support the German economy in an amount of EUR 39.1 billion (2022: EUR 64.8 billion). The following table shows commitments by fields of promotional activity for each of the years indicated.

SME BANK & PRIVATE CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2023	2022	% change
	(EUR in billions)		(in %)
SME Bank	20.4	33.1	-38
Start-up financing and general investment	7.7	11.6	-34
Innovation	1.5	1.9	-24
Environmental investment	11.2	19.5	-42
Private Clients	18.8	31.8	-41
Housing investment programs	4.6	4.1	13
Education programs	1.9	1.9	-1
Environmental investment	12.3	25.8	-52

Total commitments (1)	39.1	64.8	-40

(1)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

The commitment volume in SME Bank in 2023 decreased compared to 2022. This development was mainly due to a significant reduction in funding in the BEG programs for higher energy efficency standards, which was reflected in the decline in commitments in Environmental investment, and the expiry of some special programs, such as the KfW Entrepreneurial Loan Corona (KfW-Unternehmerkredit Corona) and the KfW Instant Loan (KfW-Schnellkredit), which is reflected in the decrease of commitments in Start-up Financing and general investment.

In 2023, commitments in Environmental investment for Private Clients decreased compared to 2022. The decline was due to an amendment of the promotional guidelines, which introduced higher energy efficiency standards.

SME Bank

According to a representative KfW survey in the German SME sector, known as KfW SME Panel, Germany had an estimated 3.8 million SMEs (defined for the purposes of the survey as companies with an annual group turnover of up to EUR 500 million) in 2022.

SME Bank primarily offers loan programs. Under some loan programs, SME Bank offers a partial exemption from liability to on-lending banks. If an on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank.

SME Bank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements, combining characteristics of debt and equity capital. In these financings, on-lending banks are not liable to SME Bank for the subordinated loans. The interest rate of these loans takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing and collateral securing the loans. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW assumes the credit risk of the loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment by applying KfW’s own rating standards.

Start-up Financing and General Investment Programs

SME Bank provides start-up financing and financial support for general investments for a wide range of purposes, such as investments in property and buildings, in plants or in machinery and equipment. In 2023, commitments in this field amounted to EUR 7.7 billion compared to EUR 11.6 billion in 2022. This was primarily due to a significantly reduced demand for financings extended under the KfW Special Program, for which the application deadline expired as of June 30, 2022.

Commitments under the KfW Special Program UBR 2022 amounted to EUR 91 million in 2023 compared to EUR 148 million in 2022 and related to low-interest loans, while no commitments were made with respect to the syndicate financing alternative also being offered.

Innovation Programs

SME Bank provides financing for innovations by extending funds for research, development, and digitalization activities, either by providing loans or mezzanine capital. Commitments in the field of innovation financing, with the ERP Promotion for Innovation and Digitalization program being the main contributor, amounted to EUR 1.5 billion in 2023 compared to EUR 1.9 billion in 2022.

Environmental Investment Programs

SME Bank finances environmental protection projects, in particular for measures aiming at increasing energy and resource efficiency, reducing greenhouse gas emissions, or intensifying the use of renewable energy sources. Commitments under SME Bank’s environmental investment programs decreased significantly by EUR 8.3 billion to EUR 11.2 billion in 2023 compared to EUR 19.5 billion in 2022, with demand for renewable energy programs declining to EUR 5.5 billion in 2023 compared to EUR 7.1 billion in 2022. The decline in demand for renewable energy programs was mainly due to increased material costs, supply chain issues and a lack of funding opportunities due to the currently high ECB reference interest rate.

KfW’s SME Climate Protection Facility (KfW Klimaschutzoffensive für Mittelstand) continued to contribute to the overall growth in commitments under the SME Bank’s environmental investment programs in 2023. Commitments rose to EUR 1.5 billion in 2023 compared to EUR 732 million in 2022.

Private Clients

Housing Investment Programs

Housing investment programs in Private Clients provide funds for the promotion of home ownership and the accessibility to or within existing homes. Some of these programs are promoted by federal grants or subsidized through interest rate reductions paid for by federal funds. Commitments in 2023 increased to EUR 4.6 billion from EUR 4.1 billion in 2022, of which EUR 4.2 billion (2022: EUR 3.1 billion) were granted for home ownership promotion programs.

Education Programs

Private Clients supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are covered by a credit guarantee of the Federal Government and Länder. In 2023, KfW’s commitments remained stable at EUR 1.9 billion. Commitments under the KfW Student Loan Program amounted to EUR 0.3 billion in 2023 (2022: EUR 0.5 billion).

Environmental Investment Programs

The environmental investment programs registered a decrease in 2023 compared to 2022. The decrease was due to a reorganization of the promotion guidelines, mainly the inclusion of higher energy requirements and a greater emphasis being placed on greenhouse gas emissions in the lifecycle of buildings.

Customized Finance & Public Clients

KfW’s Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) business sector provides individual financing solutions for municipal and social infrastructure projects, offers corporate loans and project financing and grants global funding instruments to the Landesförderinstitute and other financial institutions.

The following table shows Customized Finance & Public Clients’ commitments by field of promotional activity for each of the years indicated:

CUSTOMIZED FINANCE & PUBLIC CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2023	2022	% change

	(EUR in millions)		(in %)
Municipal infrastructure programs	18,805	11,192	68
Corporate loans and project finance	11,906	54,647	-78
Global funding facilities to Landesförderinstitute (1)	3,668	2,823	30
Program for the refinancing of export loans	774	307	>100
Global loans to selected financial institutions	700	1,000	-30

Total commitments (2)	35,852	69,970	-49

(1)	Including global loans to Landesförderinstitute to support start ups and small enterprises, in 2022 as part of the COVID-19 measures and in 2023 through RIG loans.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

Commitments in the business sector Customized Finance & Public Clients amounted to EUR 35.9 billion in 2023. This elevated figure includes prolongations of commitments made in connection with special mandates by the Federal Government to secure Germany’s energy supply and also comprises commitments for compensatory payments disbursed by KfW as paying agent in the context of government support measures to mitigate high energy costs. With regard to the core business, commitments decreased from EUR 11.4 billion to EUR 10.7 billion. In 2022, commitments amounted to EUR 70.0 billion and were characterized even more strongly by special Federal Government mandates induced by the energy crisis. The decrease in 2023 therefore partly reflects a normalization of demand.

Municipal Infrastructure Programs

Customized Finance & Public Clients provides financing for investments in municipal and social infrastructure, either as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations) or through KfW’s ordinary on-lending scheme involving commercial banks. The latter is used for infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations. Some of the municipal infrastructure programs are subsidized by federal funds. In total, commitments for municipal infrastructure programs increased significantly by EUR 7.6 billion to EUR 18.8 billion in 2023 from EUR 11.2 billion in 2022. This increase was due to KfW’s role as paying agent in the context of government support measures to mitigate high energy costs. For more information see, “—Domestic Business—KfW measures to mitigate the economic impact in Germany of Russia’s invasion of Ukraine—Special mandates by the Federal Government.”

Global Loans and Global Funding Facilities

The following table shows Customized Finance & Public Clients’ commitments designated to global loans and global funding facilities for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2023	2022	% change

	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute (1)	3,668	2,823	30
Program-based global loans to Landesförderinstitute	760	607	27
Non program-based global loans to selected financial institutions in Germany and Europe	700	1,000	30

Total commitments (2)	5,128	4,430	16

(1)	Including global loans to Landesförderinstitute to support start-ups and small enterprises, in 2022 as part of the COVID-19 measures and in 2023 through RIG loans.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

Customized Finance & Public Clients also grants global loans to selected financial institutions in Germany in order to refinance leasing contracts to SMEs, as well as to selected financial institutions in Europe in order to cooperate in the field of SME financing in Europe. The financial institutions in turn break down the global loans and extend individual loans and leases to SMEs. In 2023, global loans to selected financial institutions in Germany and Europe decreased to EUR 0.7 billion compared to EUR 1.0 billion in 2022. This amount is fully attributable to the refinancing of leasing contracts.

The increase in Global Funding Facilities to Landesförderinstitute was due to higher refinancing demands by Landesförderinstitute, driven by higher market volatility in light of increasing interest rates and less liquidity in capital due to the ECB’s changed monetary policy and the run-down of the Eurosystem’s targeted longer term refinancing operations (TLTROs).

Program for the Refinancing of Export Loans

Customized Finance & Public Clients offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee of the Federal Government referred to as “Hermes Cover.” These guarantees are managed by Euler Hermes Aktiengesellschaft (“HERMES”) on behalf and for the account of the Federal Government. For more information on HERMES, see “Business—Export and Project Finance (KfW IPEX-Bank)—Business.” In 2023, KfW made commitments of EUR 0.8 billion (2022: EUR 0.3 billion) under this program. In 2023, commitments were back at an average level after a lack of larger projects had lowered commitments in 2022.

Corporate Loans and Project Finance

Customized Finance & Public Clients provides corporate loans, project financing and some equity financing. Excluding commitments of EUR 11.5 billion in connection with the support of companies in the energy sector under special mandates by the Federal Government, KfW’s commitments in corporate loans and project financing in 2023 were characterized by a normalized credit demand. The situation was similar to 2022, where commitments in connection with the support of companies in the energy sector under special mandates by the Federal Government were even higher, amounting to EUR 54.2 billion.

KfW Capital

KfW Capital, KfW’s venture capital subsidiary, was incorporated as a legally independent entity on August 31, 2018. KfW Capital’s general partner, KfW Capital Verwaltungs GmbH, is wholly-owned by KfW Capital and was incorporated on August 9, 2018. KfW acts as the limited partner and ultimately is the sole owner of KfW Capital. In the course of 2021, KfW Capital obtained a license as a Class 2 investment firm, i.e., a medium-sized investment firm (Mittleres Wertpapierinstitut) pursuant to the German Securities Institution Act (Wertpapierinstitutsgesetz, WpIG), the German law based on the EU Investment Firm Directive 2019/2034 (IFD) and Investment Firm Regulation 2019/2033 (IFR). As a medium-sized investment firm, KfW Capital is subject to this specific regulatory regime.

The business objective of KfW Capital is to invest in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative technology-oriented growth companies in Germany through professionally managed funds with a minimum fund size of EUR 50 million. At present, KfW Capital only invests in funds and does not invest directly in companies. For the coming years, the targeted average investment volume is around EUR 400 million per year. KfW Capital intends to invest up to a maximum of EUR 75 million into a fund’s capital and to acquire a maximum of 19.99% of a fund’s capital and voting rights. Since 2021, KfW Capital has also been mandated on behalf of the Federal Government to promote future technologies through the “Future Fund” (Zukunftsfonds). Under the Future Fund, KfW Capital invests its own funds at its own risk (“Future Fund KfW Capital”) as well as government funds on a fiduciary basis (“Future Fund Federal Republic”).

Commitments related to KfW Capital amounted to EUR 2.1 billion in 2023, compared to EUR 1.3 billion in 2022. This increase was mainly driven by significantly higher commitments made under the Future Fund Federal Republic program, due to first-time commitments into the DeepTech & Climate Fund (EUR 215 million) and the European Tech Champions Initiative (EUR 800 million). Apart from the fiduciary investments under the Future Fund Federal Republic program, commitments of KfW Capital in 2023 mainly reflected investments of EUR 181 million under the ERP/Zukunftsfonds Growth Facility, EUR 44 million under the Green Transition Facility (both Future Fund KfW Capital) and EUR 246 million via the ERP Venture Capital Fund investment program. Investments under the Future Fund KfW Capital program declined in line with expectations due to KfW Capital’s one-time investment into the Wachstumsfonds Deutschland I in 2022. Investments under the Future Fund program of the Federal Republic are guaranteed by the Federal Republic and funding for these programs is refinanced by KfW.

The following table shows the commitments of KfW Capital for each of the years indicated:

KFW CAPITAL COMMITMENTS*

	Year ended December 31,		Year-to-Year
	2023	2022	% change

	(EUR in millions)		(in %)
High-Tech Start-up Fund	1	42	-98
ERP Venture Capital Fund Investments	246	187	32
Future Fund KfW Capital	225	389	-42
of which ERP/Zukunftsfonds Growth Facility	181	245	-26
of which Wachstumsfonds Deutschland I	0	144	-100
of which Green Transition Facility	44	0	>100
Future Fund Federal Republic	1,657	642	>100
of which GFF EIF Growth Facility	594	474	25
of which Deep Tech Climate Fonds	215	0	>100
of which Wachstumsfonds Deutschland I	48	168	-71
of which European Tech Champions Initiative (ETCI)	800	0	>100

Total commitments (1)	2,129	1,259	69

*	Amounts in the table may not add up due to rounding differences.

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly-owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.”

Total assets of KfW IPEX-Bank (IFRS, before consolidation) amounted to EUR 32.8 billion as of December 31, 2023 (December 31, 2022: EUR 27.6 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and Project Finance amounted to EUR 59.4 billion as of December 31, 2023 (December 31, 2022: EUR 54.9 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom, a subsidiary in Singapore and representative offices in eight locations outside Germany. As of December 31, 2023, KfW IPEX-Bank employed 932 persons, excluding managing directors but including temporary personnel (December 31, 2022: 899).

In 2022, KfW IPEX-Bank Asia Ltd, a wholly-owned subsidiary of KfW IPEX-Bank, commenced its business activities in Singapore with a share capital of SGD 16.5 million under a merchant bank licence issued by the Monetary Authority of Singapore (MAS). IPEX Asia Ltd. is fully consolidated under the existing profit transfer agreement between KfW IPEX-Bank and KfW Beteiligungsholding GmbH, a wholly-owned subsidiary of KfW, described below.

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA (internal ratings-based approach) bank under the Basel II rules by the relevant German supervisory authorities – BaFin and the Deutsche Bundesbank. With respect to the SSM, KfW IPEX-Bank to date does not qualify as a significant credit institution and is therefore not directly supervised by the ECB, but rather continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Given the fact that as of December 31, 2023, KfW IPEX-Bank’s total assets (IFRS, before consolidation) amounted to EUR 32.8 billion, KfW IPEX-

Bank may be qualified as a significant credit institution in the near future, which could lead to direct supervision by the ECB from as early as 2025 onwards. For additional information on KfW IPEX-Bank and the SSM, see “KfW—General—Supervision and Regulation—Regulation—Supervisory Structure and Enforcement Powers.” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

KfW IPEX-Bank (controlled company; including its fully consolidated subsidiary IPEX Asia Ltd.) signed a profit transfer agreement with KfW Beteiligungsholding GmbH (controlling company) in order to form a corporate income tax (CIT) fiscal unity. Under this profit transfer agreement, KfW IPEX-Bank is required to transfer its entire annual profit under applicable German commercial law to KfW Beteiligungsholding GmbH effective from the end of the fiscal year ended December 31, 2016.

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the Federal Government, KfW delegated the mandate of the management of the Shipping CIRR Program and the ERP (European Recovery Program) Export Financing Program to KfW IPEX-Bank. Both programs are executed by KfW IPEX-Bank, applying strict ethical walls. The programs offer fixed interest rate loans to buyers based on the CIRR (Commercial Interest Reference Rate), which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. The Shipping CIRR Program is open to banks financing ships built in German shipyards and offers a refinancing option through KfW. The ERP Export Financing Program supports lending for German exports to emerging and developing countries combined with fixed refinancing through KfW. These loans are supported through the ERP. In the past, lending of CIRR based loans in the ERP Program was provided through KfW IPEX-Bank and via AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, both as lenders of record. Since January 2017, all banks eligible for buyer credit cover (Hermes cover) may directly apply to the ERP Export Financing Program.

KfW, on behalf of the Federal Ministry for Economic Affairs and Energy (now named Federal Ministry for Economic Affairs and Climate Action), has launched the Africa CIRR export financing program (“Africa CIRR”). The program aims to strengthen economic cooperation with Africa. Specifically, Africa CIRR is designed to support loans to finance large-volume German exports and to promote the economy in African buyer countries. All credit institutions eligible to apply for buyer credit cover from the Federal Republic (so-called Hermes cover) are eligible for the Africa CIRR. The Federal Republic mandated KfW and KfW designated KfW IPEX-Bank to administer the program.

KfW IPEX-Bank’s principal customers are German and European companies (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries as well as in the retail, health, telecommunications, power/renewables, water, shipping, aviation, rail, transport and social infrastructure sectors. In 2022, the KfW IPEX-Bank Management Board together with KfW, its sole shareholder, decided to implement an oganizational repositioning within its business model. Following the technical implementation of this decision, the seven sectors in place until December 31, 2023, have been grouped into four future-oriented sectors: (1) the energy sector aiming at the transformation of the energy industry, primarily via wind power, solar energy and hydrogen, as well as water and waste management infrastructure; (2) the mobility sector striving for the transformation of the maritime and aviation industries, as well as climate-friendly mobility and transport; (3) the infrastructure sector supporting the roll-out of digital infrastructure, charging infrastructure, grid-based energy infrastructure, air and sea ports, as well as the construction industry, among others; and (4) the industry & commerce sector for metal and mining, commodity trading, financial institutions, and the automotive industry and retail, among others. In addition, KfW IPEX-Bank will continue to provide structured financing for exports and infrastructure, as well as financing for global climate change mitigation and raw materials supplies in Europe. The sectoral repositioning described above took effect as of January 1, 2024, and KfW IPEX-Bank’s commitments will be reported accordingly beginning with the first quarter of 2024.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German and European industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through risk-participations, for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2023, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in an amount of EUR 1.3 billion (2022: EUR 241 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW IPEX-Bank’s export and project finance business risk, so that the risk of the portion covered is the equivalent of the Federal Government’s risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2023, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and Project Finance amounted to EUR 44.8 billion, of which EUR 8.0 billion, or 18%, were export finance loans which are fully or partly guaranteed by HERMES.

Commitments

The following table shows commitments in KfW’s business sector Export and Project Finance for each of the years indicated:

EXPORT AND PROJECT FINANCE COMMITMENTS

	Year ended December 31,				Year-to-Year
	2023		2022		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	17,470	72	12,369	68	41
Promotional business (conducted on behalf of KfW)	6,683	28	5,751	32	16

Total commitments (1)	24,152	100	18,120	100	33

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

In 2023, total commitments of the Export and Project Finance business sector increased to EUR 24.2 billion from EUR 18.1 billion in 2022, including commitments under the CIRR scheme for bank refinancing, which is supported by the federal budget. With the consent of the Federal Government, KfW has delegated the mandate for the CIRR scheme for bank refinancing to KfW IPEX-Bank.

The increase in total commitments in 2023 compared to 2022 was driven by higher commitments in almost every sector except for Financial institutions, trade and commodity finance and Infrastructure.

Commitments by Sector

The following table shows KfW IPEX-Bank’s commitments by sector for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2023	2022	% change

	(EUR in millions)		(in %)
Industries and services	4,496	2,914	54
Power, renewables and water	5,759	2,821	104
Aviation, mobility, and transport	2,995	2,633	14
Financial institutions, trade and commodity finance	1,879	2,458	-24
Basic industries	3,072	2,420	27
Maritime industries	3,730	2,152	73
Infrastructure	1,369	2,105	-35
CIRR scheme for bank refinancing (Ship + Africa + ERP finance) (1)	851	616	38

Total commitments	24,152	18,120	33

(1)

Starting in 2021 the CIRR scheme for bank refinancing includes commitments in an amount of EUR 100 million under the Africa CIRR scheme designed to support German exports to Africa and to promote the economy in African buyer countries.

Despite continuous challenging market conditions, commitments in export and project finance increased in 2023 compared to 2022, due to, among others, higher demand for financing for on- and off-shore windparks, the expansion of fiber optic connections and battery cell production. Commitments (excluding those under the CIRR scheme for bank refinancing) amounted to EUR 23.3 billion in 2023 (2022: EUR 17.5 billion). The highest commitment volumes were achieved in the sectors Power, renewables and water with EUR 5.8 billion (2022: EUR 2.8 billion), Industries and services with EUR 4.5 billion (2022: EUR 2.9 billion), followed by Maritime industries with EUR 3.7 billion (2022: EUR 2.2 billion) and Basic Industries with EUR 3.1 billion (2022: EUR 2.4 billion). For a description of the re-grouping of KfW IPEX-Bank’s sectors with effect from January 1, 2024, see “—Business” above.

Commitments under the CIRR scheme for bank refinancing increased slightly in 2023 to EUR 0.9 billion (2022: EUR 0.6 billion).

Commitments by Geographic Area

In 2023, KfW IPEX-Bank’s commitments were reported for the following three regions: (1) Germany; (2) Europe (excluding Germany, but including Russia and Turkey); and (3) the rest of the world. In 2023, KfW IPEX-Bank’s commitments for project and export financing (excluding the CIRR scheme for bank refinancing) within Germany increased to EUR 6.0 billion from EUR 4.7 billion in 2022. In 2023, commitments in Europe (excluding Germany, but including Russia and Turkey) increased to EUR 8.9 billion from EUR 8.0 billion in 2022. KfW IPEX-Bank’s commitments in the rest of the world increased to EUR 8.4 billion in 2023 compared to commitments of EUR 4.9 billion in 2022. Commitments under the CIRR scheme for bank refinancing (2023: EUR 0.9 billion; 2022: EUR 0.6 billion) are trans-regional.

Commitments by Product

The following table shows KfW IPEX-Bank’s commitments by product for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2023	2022	% change

	(EUR in millions)		(in %)
Corporate transactions (for German or European export companies)	16,090	12,611	28
Thereof
Loans (term loans and bullet)	10,492	7,114	47
Trade finance	1,270	1,674	-24
Revolving credit facilities for cash drawings	2,480	2,136	16
Guarantees	1,557	1,636	-5
Lease finance	290	50	>100
Project finance (1)	6,575	4,534	45
Acquisition finance (1)	396	203	95
Asset finance (1)	139	157	-11
Loans to funds	101	0	100
CIRR scheme for bank refinancing (ship + ERP + Africa)	851	616	38

Total commitments	24,152	18,120	33

(1)

The product categories project finance, asset finance and acquisition finance may also include loans, guarantees, lease finance or revolving credit facilities that are not attributed to any sub-category under the corporate transactions product category.

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used to subsidize interest rates. In 2023, EUR 18 million of loan disbursements were supported by the ERP Special Fund (2022: EUR 33 million).

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry are required to comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2023, approximately 41% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government or, in the case of mandates, i.e., grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels (“Mandates”), from the respective donor. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation (Finanzielle Zusammenarbeit, “FZ”) loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite), extended for the account of the Federal Republic;

•

Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. As of December 31, 2023, approximately 98% of outstanding commitments refinanced with KfW funds were guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), funded solely through funds raised by KfW in the capital markets. These loans may meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms. As of December 31, 2023, approximately 89% of outstanding Financial Cooperation Promotional Loans were guaranteed by a special guarantee facility of the Federal Republic.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it will fund a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds to ensure compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments for each of the years indicated:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2023	2022	% change

	(EUR in millions)		(in %)
Loan commitments	5,290	6,109	-13
of which federal funds	372	825	-55
of which KfW’s funds refinanced in the capital markets	4,918	5,285	-7
Grant commitments	3,375	4,534	-26
Mandates	375	288	30

Total commitments	9,040	10,931	-17

Total commitments of KfW Entwicklungsbank decreased by 17% to EUR 9.0 billion in 2023 from EUR 10.9 billion in 2022. The relative share of loan commitments that were refinanced in the capital markets increased to 93% in 2023, from 86% in 2022.

In 2023, Asia accounted for 22% of KfW Entwicklungsbank’s commitments (2022: 28%); Sub-Saharan Africa accounted for 29% (2022: 24%); Middle East/North Africa accounted for 15% (2022: 16%); Europe/Caucasus accounted for 19% (2022: 14%); Latin America accounted for 13% (2022: 14%); and trans-regional commitments accounted for 3% (2021: 4%).

The following table shows KfW Entwicklungsbank’s commitments by sector for each of the years indicated and as a percentage of its total commitments:

	Year ended December 31,				Year-to-Year
	2023		2022		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Economic infrastructure	3,738	41	3,531	32	+6
Social infrastructure	2,825	31	3,836	35	-26
Financial sector	832	9	1,182	11	-30
Production sector	303	3	840	8	-64
Others (1)	1,341	15	1,540	14	-13

Total commitments	9,040	100	10,931	100	-17

(1)	Consists mainly of commitments made for multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability company, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, KfW has been DEG’s sole shareholder and DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2023, DEG maintained 12 representative offices in developing countries or emerging economies. In 2023, DEG employed an average of 724 persons (2022: 704). As of December 31, 2023, DEG’s total assets (IFRS, before consolidation) amounted to EUR 8.3 billion (2022: EUR 7.8 billion).

DEG’s activities focus on corporates, project finance, financial institutions and funds investing in Africa, Asia, Latin America, and Central and Eastern Europe. DEG promotes private enterprise structures, thus contributing to sustainable economic growth, lasting improvement in the living conditions of the local population and the global Sustainable Development Goals. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services, for example, in the areas of environmental management, corporate governance, resource efficiency or training and skills.

DEG conducts its activities in accordance with the principles of subsidiarity, thus in cooperation with commercial banks rather than in competition with them. It does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions (apart from smaller state support programs within the framework of the support for German companies in Africa). DEG also seeks to mobilize other partners in order to raise additional capital for its clients’ investments.

Serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to CIT. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint usage of several information technology services.

The following table shows DEG’s commitments for each of the years indicated:

DEG COMMITMENTS

	Year ended December 31,		Year-to-Year
	2023	2022	% change

	(EUR in millions)		(in %)
Loans	1,277	1,172	9
Equity participations	476	387	23
Mezzanine financing	116	84	38

Total commitments	1,869	1,644	14

Financial Markets

KfW’s Financial Markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s asset-backed securities (“ABS”) as well as KfW’s green bond portfolio, which are all part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”).

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. KfW Group’s consolidated balance sheet total assets at December 31, 2023 amounted to EUR 560.7 billion. EUR 507.4 billion, or 90.5% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, as of December 31, 2023, KfW had EUR 21.3 billion in liabilities held in trust (for which the Federal Government mostly provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, as of December 31, 2023, 81% of KfW’s consolidated total borrowings outstanding had remaining maturities of one year or more.

Financial-Market Funds

KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen or “promissory note loans”). Long-term funding with initial maturities of more than one year (“capital-market funding”) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (“money-market funding”) are primarily used for purposes of KfW’s liquidity management. As of December 31, 2023, the percentage of capital-market funding outstanding out of total financial-market funds outstanding was 92%.

All amounts stated in connection with KfW’s capital-market and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding instruments comprise four categories of instruments: bonds issued under KfW’s benchmark programs (in euro or U.S. dollar, under KfW’s European medium-term note program or its SEC-registered debt shelf); bonds publicly placed outside the benchmark programs; bonds sold in “private placements,” a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors; and “green bonds”, which comprise bonds from any of the first three categories, the proceeds of which are linked to investments financed by KfW currently in the project categories Renewable Energy, Green Buildings (formerly Energy Efficiency), Clean Transportation, Biodiversity and Climate Protection Programme for Corporates. In 2023, benchmark bonds accounted for a funding volume of EUR 57.9 billion, or 64%, of KfW’s total capital-market funding, while bonds placed publicly outside the benchmark programs accounted for EUR 14.3 billion, or 16%. The volume of bonds sold in private placements and of green bonds amounted to EUR 5.1 billion, or 6%, and EUR 12.9 billion, or 14%, respectively. Total capital-market funding in 2023 amounted to EUR 90.2 billion (2022: EUR 89.4 billion). With respect to refinancing its funding requirements resulting from the KfW Special Program and from its support of companies in the energy sector under special mandates by the Federal Government, KfW has had access to an additional source of financing through the WSF. Refinancing through the WSF in 2023 totaled EUR 6.9 billion (2022: EUR 31.6 billion), of which EUR 2.0 billion related to the KfW Special Program and EUR 4.9 billion related to the support of companies in the energy sector.

KfW expects its volume of long-term funding to be raised in the capital markets in 2024 to be in a range of EUR 90 billion to EUR 95 billion, of which EUR 10 billion to EUR 13 billion are expected to be green bonds.

In 2023, KfW conducted five new bond issuances as well as 12 re-openings (17 transactions in total in 2023) in an aggregate principal amount of EUR 35 billion under its euro benchmark program. Also in 2023, KfW conducted six new bond issuances in an aggregate principal amount of USD 26 billion under its U.S. dollar benchmark program.

KFW’S BENCHMARK BOND ISSUANCES IN 2023

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW U.S. $-Benchmark I/2023	USD 4.0	5	3.750
KfW U.S. $-Benchmark II/2023	USD 3.0	3	3.625
KfW U.S. $-Benchmark III/2023	USD 4.0	5	3.875
KfW U.S. $-Benchmark IV/2023	USD 4.0	10	4.125
KfW U.S. $-Benchmark V/2023	USD 5.0	3	4.625
KfW U.S. $-Benchmark VI/2023 (Dual Tranche)	USD 4.0	2	5.125
KfW U.S. $-Benchmark VI/2023 (Dual Tranche)	USD 2.0	7	4.750
KfW Euro-Benchmark I/2023	EUR 6.0	5	2.750
KfW Euro-Benchmark II/2023	EUR 5.0	7	3.125
KfW Euro-Benchmark III/2023	EUR 3.0	10	2.875
KfW Euro-Benchmark IV/2023	EUR 5.0	3	2.875
KfW Euro-Benchmark V/2023	EUR 4.0	5	3.125
KfW Euro-Benchmark I/2022 (re-opening)	EUR 1.0	10	0.125
KfW Euro-Benchmark V/2022 (re-opening)	EUR 1.0	5	1.250
KfW Euro-Benchmark VII/2022 (re-opening)	EUR 1.0	3	2.500
KfW Euro-Benchmark IV/2021 (re-opening)	EUR 1.0	7	0.000
KfW Euro-Benchmark III/2022 (re-opening)	EUR 1.0	3	0.125
KfW Euro-Benchmark I/2023 (re-opening)	EUR 1.0	5	2.750
KfW Euro-Benchmark V/2022 (re-opening)	EUR 1.0	5	1.250
KfW Euro-Benchmark I/2019 (re-opening)	EUR 1.0	10	0.750
KfW Euro-Benchmark V/2019 (re-opening)	EUR 1.0	7	0.000
KfW Euro-Benchmark III/2023 (re-opening)	EUR 1.0	10	2.875
KfW Euro-Benchmark II/2020 (re-opening)	EUR 1.0	7	0.000
KfW Euro-Benchmark V/2023 (re-opening)	EUR 1.0	5	3.125

In 2023, KfW’s total new capital-market funding was raised in 10 different currencies and 186 separate capital markets transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 83% of KfW’s total new capital-market funding in 2023 (2022: 84%). The percentage of new funds raised in euros, which continues to be KfW’s most significant funding currency, decreased from 65% in 2022 to 54% in 2023, whereas the percentage of new funds raised in U.S. dollars increased from 19% to 29% over the same period. The percentage of new funds raised in pounds sterling remained stable at 9% in 2023, which made it KfW’s third most significant funding currency in 2023.

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2023 BY CURRENCIES *

	EUR in billions	In % of total
Euro (EUR)	48.9	54
U.S. dollar (USD)	25.8	29
Pound sterling (GBP)	8.2	9
Australian dollar (AUD)	3.7	4
Norwegian krone (NOK)	1.4	2
Other currencies (1)	2.1	2

Total	90.2	100

*	Amounts in the table may not add up due to rounding differences.
(1)	CAD, CNY, HKD, PLN and SEK.

In connection with its green bond issuances, KfW has a Green Bond Framework in place that reflects international best practices and is aligned with the 2021 edition of the “Green Bond Principles” (including June 2022 Appendix 1) supported by the International Capital Market Association (“ICMA”). In December 2023, KfW published an updated Green Bond Framework on its website, which is applicable to issuances of green bonds by KfW from January 1, 2024 onwards. Under the updated Green Bond Framework, the proceeds from such green bond issuances may be linked to promotional loan programs and to financing provided by KfW in the context of international cooperation and project and export finance in the eligible project categories Renewable Energy, Green Buildings (formerly Energy Efficiency), Clean Transportation, Biodiversity and Climate Protection Programme for Corporates. Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance the capital markets’ infrastructure for financing environmental projects that have the reduction of greenhouse gas emissions as their common objective. Net proceeds from the sale of its green bonds and requests for disbursements under the eligible environmental projects are tracked by KfW in an appropriate manner. KfW provides investors with information regarding the use of proceeds in terms of disbursements on a regular basis on its website. Unless otherwise indicated, information available on, or accessible through, KfW’s website is not incorporated herein by reference. In 2023, KfW conducted 15 new green bond issuances in 9 currencies as well as 7 re-openings. In total, green bonds accounted for a funding volume of EUR 12.9 billion, or 14%, of KfW’s total capital-market funding.

The most important sources of capital-market funding for KfW are bond and note issuances followed by promissory note loans. As of December 31, 2023, the amount of outstanding bonds and notes issued by KfW totaled EUR 414.6 billion, representing a EUR 28.7 billion increase from EUR 385.8 billion outstanding as of December 31, 2022.

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with a book value of EUR 40.2 billion as of December 31, 2023. Of this amount, EUR 39.1 billion was recognized as financial liabilities at amortized cost (of which EUR 1.1 billion as liabilities to banks and EUR 38.0 billion as liabilities to customers) and EUR 1.0 billion was recognized as financial liabilities at fair value (of which EUR 0.2 billion as liabilities to banks and EUR 0.8 billion as liabilities to customers). The decrease in the book value of promissory note loans from EUR 53.5 billion in 2022 to EUR 40.2 billion in 2023 is largely due to decreased refinancing via the WSF. Promissory note loans are a special instrument of the German capital markets, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUANCES OF FUNDED DEBT OF KFW GROUP

(AS OF DECEMBER 31, 2023)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
AUD	17	FIXED	3.55	2013-2023	2024-2032	2.23	19,200,000,000.00	11,805,939,863.49
CAD	6	FIXED	2.61	2005-2023	2025-2037	2.88	3,202,200,000.00	2,186,996,311.98
CHF	2	FIXED	2.55	2005-2007	2025-2037	3.85	1,305,000,000.00	1,409,287,257.02
CNY	16	FIXED	2.78	2021-2023	2024-2027	1.23	11,235,000,000.00	1,431,046,122.10
DKK	1	FIXED	0.00	2022	2024	0.88	1,000,000,000.00	134,175,958.35
EUR	414	FIXED	0.82	1999-2023	2024-2053	4.65	319,216,715,060.41	319,216,715,060.41
EUR	16	FLOATING	3.71	2004-2023	2024-2034	4.18	1,050,910,531.65	1,050,910,531.65
GBP	23	FIXED	2.57	2000-2023	2024-2037	2.85	29,106,803,000.00	33,492,667,855.70
GBP	1	FLOATING	6.22	2021	2024	0.45	500,000,000.00	575,340,889.48
HKD	3	FIXED	2.95	2021-2023	2024-2027	2.08	900,000,000.00	104,270,454.39
HUF	2	FIXED	10.32	2022	2024	0.59	85,000,000,000.00	222,048,066.88
JPY	7	FIXED	2.29	2004-2008	2024-2038	5.67	138,290,000,000.00	884,603,083.22
JPY	162	FLOATING	2.81	2002-2019	2024-2049	13.13	78,400,000,000.00	501,503,230.35
MXN	1	FIXED	4.40	2021	2025	1.57	1,000,000,000.00	53,409,958.82
NOK	16	FIXED	3.27	2004-2023	2024-2036	3.36	34,700,000,000.00	3,087,051,287.75
NZD	2	FIXED	2.13	2018-2021	2028	4.41	190,000,000.00	108,546,617.92
PLN	4	FIXED	2.98	2006-2022	2024-2025	0.65	1,605,668,840.50	370,012,407.07
SEK	9	FIXED	1.83	2011-2023	2024-2031	4.04	15,400,000,000.00	1,387,887,527.04
USD	62	FIXED	2.35	2002-2023	2024-2046	3.05	97,452,414,303.83	88,192,230,139.21
USD	2	FLOATING	4.76	2021-2023	2026	0.80	2,000,000,000.00	1,809,954,751.13
ZAR	16	FIXED	7.30	2020-2022	2028-2031	5.86	3,741,000,000.00	183,853,703.37
Total	782					4.11		468,208,451,077.33

(1)

Interest rate of floating rate note means the applicable interest rate as of December 31, 2023. For floating rate notes with interest rates that are fixed in arrears, the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the ECB reference rates on December 31, 2023.

Money-Market Funding. KfW issues commercial paper under two commercial paper programs: the EUR 90 billion multicurrency commercial paper program and the USD 30 billion commercial paper program. As of December 31, 2023, KfW Group’s commercial paper outstanding totaled EUR 37.7 billion (December 31, 2022: EUR 39.1 billion).

Public Funds

As of December 31, 2023, the proportion of public funds in KfW Group’s borrowings was 9%. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis) amounted to EUR 44.2 billion as of December 31, 2023 (December 31, 2022: EUR 61.0 billion). KfW Group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 315 million as of December 31, 2023 (December 31, 2022: EUR 283 million). Public funds are made available to KfW Group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries.

Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing countries and emerging economies. Federal budget funds constituted approximately 41% of the sources of funding for KfW Entwicklungsbank’s commitments in 2023. Funds from the Federal Government involved in loan commitments and grants of KfW Entwicklungsbank do not, by their nature, appear on KfW’s consolidated statement of financial position. For more information see “Business—KfW Entwicklungsbank (KfW Development Bank).”

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, a substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on the group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE *

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2023		As of December 31, 2022
	2023	2022	Positive	Negative	Positive	Negative

	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	662,522	621,417	3,861	7,417	4,478	9,268
Currency-related derivatives (1)	156,750	148,515	3,799	4,590	6,846	5,227
Credit derivatives as protection buyer	0	0	0	0	0	0
Miscellaneous	0	0	0	0	0	0

Total derivatives (2)(3)	819,271	769,932	7,660	12,007	11,324	14,496
Embedded derivatives accounted for separately	—	—	106	6	163	5

Total balance sheet items “derivatives designated for hedge accounting” and “financial assets/liabilities at FV - other derivatives”	819,271	769,932	7,766	12,013	11,487	14,501

*	Amounts in the table may not add up due to rounding differences.

(1)	Includes cross-currency swaps.

(2)

Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into in connection with special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2023	2022

	(EUR in millions)
Total positive fair value before netting	7,660	11,324
Total positive fair value after netting (1)	6,598	10,129
Collateral received	6,359	10,096
of which cash collateral	6,359	10,096

Total positive fair value after netting and collaterals	239	33

(1)

Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “Financial assets at fair value”, “Financial liabilities at fair value” and “Derivatives designated for hedge accounting.” For additional information on KfW Group’s derivatives exposure, see notes 8, 9, 39, 40, 49, 50, 57, 58 and 59 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Combined management report—Risk report—Types of risk—Credit risk” and “—Market price risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2023, KfW Group held securities and investments in an amount of EUR 40.6 billion (December 31, 2022: EUR 38.1 billion). See “Combined management report—Economic report—Development of net assets of KfW Group” included in Exhibit (e) to this annual report for more information concerning securities and investments. EUR 34.1 billion, or 84%, of all securities and investments were held in the form of fixed-income securities for liquidity purposes in KfW’s liquidity portfolio. The remaining securities and investments were securities held as a surrogate for loans or as equity investments in the context of KfW Group’s promotional business (e.g., KfW’s ABS portfolio or DEG’s direct investments). Equity participations held directly or indirectly by KfW made up only a very limited amount of KfW Group’s securities and investments.

Liquidity Portfolio

KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio in an amount of EUR 34.1 billion as of December 31, 2023 (December 31, 2022: EUR 32.9 billion). The bulk of securities held in this portfolio is denominated in euro. KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as ABS and ABCP investments. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the ECB and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. For financial reporting purposes, securities denominated in U.S. dollar or GBP were converted into euro at the currency exchange rate as of December 31, 2023. In addition to these securities, as of December 31, 2023, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in an amount of EUR 20.7 billion (December 31, 2022: EUR 5.2 billion).

As a signatory to the United Nations-supported “Principles for Responsible Investment” (PRI), KfW is committed to managing its liquidity portfolio in a sustainable manner. For KfW, this means integrating ESG criteria in its investment approach. In 2023, the integration of ESG criteria was based on a best-in-class approach that stipulated that for its liquidity portfolio, based on sustainability ratings from an external provider, KfW would only invest in bonds of issuers whose sustainability rating was among the best 50% of the respective sector. Sovereign bonds were eligible for such investments, provided that the relevant issuing country had reached “prime” status regarding its sustainability rating. In the context of its strategic tranSForm project, KfW has strengthened its ESG risk management and introduced a tool referred to as the “ESG risk profile” to consider and evaluate ESG risks in a structured manner and take them into account in the internal rating process. Against this background, from 2024 onwards, KfW has ceased applying the best-in-class approach for purposes of integrating ESG criteria in its investment decisions, but rather has been using its ESG risk profile tool.

In addition, KfW uses exclusion criteria for its liquidity portfolio that are based on the the exclusion list of KfW Group. KfW also engages in regular dialogues with issuers on sustainability matters.

ABS Portfolio

As of December 31, 2023, the promotional ABS portfolio volume amounted to EUR 17 million (December 31, 2022: EUR 129 million). KfW’s capital markets-based promotional activities for SMEs ended as of December 31, 2019. The remaining outstanding portfolio volume will decrease gradually with amortizations.

Green Bond Portfolio

Under its green bond portfolio, KfW seeks to support climate and environmental protection by investing in green bonds of public sector issuers, supranational institutions and agencies, and banks as well as in green covered bonds and ABS. All of KfW’s green bond investments are aligned with the ICMA “Green Bond Principles.” In 2023, KfW provided EUR 480 million (2022: EUR 415 million) as part of its promotional activities for financing climate and environmental protection measures by investing in green bonds. As of December 31, 2023, the volume of the green bond portfolio amounted to EUR 2.4 billion. KfW’s green bond portfolio was launched in 2015 under a mandate of the German Federal Ministry for the Environment, Nature Conservation and Nuclear Safety (now named Federal Ministry for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection), which was last amended in 2021. After the agreed targets were reached, the ministry and KfW agreed to terminate the mandate, which expired at the end of December 2023. Existing bonds will be held to maturity.

Privatization Initiatives

The Federal Government mandated KfW to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government, KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

As of December 31, 2023, KfW’s total ownership interest in Deutsche Telekom remained unchanged compared to December 31, 2022 with approximately 829.2 million ordinary shares. This represented a stake of approximately 16.6% in Deutsche Telekom (December 31, 2022: 16.6%).

As of December 31, 2023, KfW’s total ownership interest in Deutsche Post remained unchanged compared to December 31, 2022 with approximately 253.9 million ordinary shares. This represented a stake of approximately 20.5% in Deutsche Post (December 31, 2022: 20.5%). On February 9, 2024, KfW sold 50 million shares of Deutsche Post AG on the basis of an accelerated bookbuild offering to institutional investors. As a result, KfW’s stake in Deutsche Post AG decreased from approximately 20.5% to approximately 16.5%.

Given the agreement with the Federal Government described above, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are presented on KfW’s consolidated statement of financial position as Financial Assets at Fair Value, which are classified as “Loans and advances to customers – FVM.”

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2023, the total amount outstanding of this loan to Greece amounted to EUR 11.4 billion (December 31, 2022: EUR 12.9 billion).

Strategic Shareholdings

KfW manages a number of direct and indirect strategic shareholdings, which include wholly-owned subsidiaries as well as shareholdings in other companies taken in the ordinary course of KfW’s business as well as a number of investments made in companies pursuant to special mandates (Zuweisungsgeschäfte) by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

KfW’s Subsidiaries and Other Shareholdings

KfW’s most important strategic shareholdings are DEG (100%) and KfW Capital (100%), which are both directly held by KfW, as well as KfW IPEX-Bank GmbH (100%), which is held indirectly via KfW’s wholly-owned subsidiary KfW Beteiligungsholding GmbH. For a description of these entities and their operations, see “KfW Capital”, “Export and Project Finance (KfW IPEX-Bank)” and “DEG – Deutsche Investitions-  und Entwicklungsgesellschaft mbH” above.

Furthermore, KfW directly holds stakes in Finanzierungs- und Beratungsgesellschaft mbH (100%), tbg Technologie-Beteiligungs-Gesellschaft mbH (100%), Berliner Energieagentur GmbH (25%), Elia Group (0.25%) True Sale International GmbH (7.7%) and the European Investment Fund (2.3%). In June 2019, KfW participated in a capital increase of Elia System Operator SA/NV and acquired a 0.25% stake in the company at its own risk. Elia System Operator SA/NV was renamed Elia Group SA/NV in 2023 and is the 100% holding company of Eurogrid International NV/SA which holds 80% of Eurogrid GmbH. For information on KfW’s 20% shareholding in Eurogrid GmbH, see “— KfW’s Shareholdings Pursuant to Special Mandates of the Federal Government — 50Hertz Transmission GmbH”.

KfW’s Shareholdings Pursuant to Special Mandates of the Federal Government

KfW’s investments in Airbus SE, 50Herz Transmission GmbH, CureVac N.V., HENSOLDT AG, TransnetBW GmbH and German LNG Terminal GmbH, as well as KfW’s investments in Deutsche Telekom and Deutsche Post (see “Financial Markets—Privatization Initiatives”), were made pursuant to a special mandate by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). These investments were made at the Federal Republic’s economic risk and the opportunities and risks of these investments lie with the Federal Republic.

The stakes in CureVac N.V. (13.3%), HENSOLDT AG (25.1%) and German LNG Terminal GmbH (50.0%) are held directly by KfW. KfW’s shareholding in Airbus SE (9.1%) is held indirectly via various entities. KfW’s shareholding in 50Herz Transmission GmbH (20.0%) is held indirectly via a subsidiary of KfW (Selent Netzbetreiber GmbH), and KfW’s shareholding TransnetBW GmbH (24.95%) is also held via a subsidiary of KfW (Expand Netzbetreiber GmbH).

Airbus SE

In 2007, KfW, together with 14 other investors, agreed to jointly acquire from DaimlerChrysler group (now Mercedes-Benz Group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), the economic interest of which was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group (now Mercedes-Benz Group) of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows the Federal Government to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV increased its equity stake in EADS by buying approximately 1.87 million shares. In 2015, EADS transformed its legal form into a European company (Societas Europaea) and changed its legal name to Airbus Group SE. In April 2017, following approval by the annual general meeting, the legal name was changed into Airbus SE. As of December 31, 2023, KfW held, through GZBV, an equity stake of approximately 9.1% in Airbus SE. Together with the other investors’ interests in GZBV, GZBV held a total equity stake of 10.84% in Airbus SE.

50Hertz Transmission GmbH

In July 2018, the Federal Government mandated KfW pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), to acquire a 20% shareholding in Eurogrid International CVBA/SCRL (“Eurogrid International”, now Eurogrid International SA/NV). The transaction closed in August 2018. Under the mandate, all economic risks resulting from KfW’s investment are covered by a guarantee of the Federal Republic. At the time of the acquisition, Eurogrid International indirectly held all shares in the German transmission systems operator 50Hertz Transmission GmbH via its wholly-owned subsidiary Eurogrid GmbH.

In June 2019, KfW swapped its 20% equity stake in Eurogrid International for a 20% equity stake in Eurogrid GmbH in accordance with its mandate by the Federal Government. This share swap was executed to simplify the holding structure. KfW’s stake in Eurogrid GmbH is now held via Selent Netzbetreiber GmbH, a wholly-owned subsidiary of KfW. The German transmission system operator 50Hertz Transmission GmbH is a wholly-owned subsidiary of Eurogrid GmbH, incorporated in Berlin, Germany.

In July 2022, the Federal Government mandated KfW, pursuant to and in accordance with the original mandate of July 2018 and article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), to contribute an amount of EUR 50 million via KfW’s wholly-owned subsidiary Selent Netzbetreiber GmbH into the capital reserves of Eurogrid GmbH. The amount was provided to Eurogrid GmbH on August 5, 2022.

In July 2023, the Federal Government mandated KfW, pursuant to and in accordance with the original mandate of July 2018 and article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), to contribute an amount of EUR 24 million via KfW’s wholly-owned subsidiary Selent Netzbetreiber GmbH into the capital reserves of Eurogrid GmbH. This amount was provided to Eurogrid GmbH on August 9, 2023.

CureVac N.V.

In June 2020, the Federal Government mandated KfW pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to make an investment of approximately EUR 300 million through the acquisition of a stake in biopharmaceutical company CureVac AG (“CureVac”). CureVac is a German stock corporation under German law with its registered seat in Tübingen, Germany, which focuses on the research and development of medicines based on messenger ribonucleic acids (mRNA). The investment occurred at the end of July 2020. In August 2020, CureVac B.V., a private company with limited liability under Dutch law, offered and sold in an underwritten initial public offering (the “CureVac IPO”) new common shares, which were listed on the Nasdaq Global Market. In connection with the consummation of the CureVac IPO, all shares of CureVac AG were contributed into CureVac B.V. in exchange for shares of CureVac B.V., and CureVac B.V. was converted to a public company under Dutch law and accordingly renamed CureVac N.V. As a consequence, KfW’s investment is in shares of CureVac N.V.

HENSOLDT AG

In March 2021, the Federal Government mandated KfW pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to acquire 25.1% of the outstanding shares in HENSOLDT AG (“Hensoldt”). Hensoldt is a stock corporation under German law with its registered seat in Taufkirchen, Germany, which focuses on electronic sensor solutions and optronics. The acquisition was completed in May 2021. In December 2023, the Federal Government mandated KfW, pursuant to and in accordance with the original special mandate of March 2021 and article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), to acquire new shares in Hensoldt’s capital increase announced on December 7, 2023, pro-rata to their 25.1% shareholding.

TransnetBW GmbH

In November 2023, the Federal Government mandated KfW pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to acquire a 24.95% stake in TransnetBW GmbH held by EnBW Übertragungsnetz Immobilien GmbH & Co. KG (“UENI”). At the time of the acquisition, UENI directly held all shares in the German transmission systems operator TransnetBW GmbH. KfW’s stake in TransnetBW GmbH is held via Expand Netzbetreiber GmbH, a wholly-owned subsidiary of KfW.

German LNG Terminal GmbH

In August 2022, the Federal Government mandated KfW to acquire a 50.0% equity participation in German LNG Terminal GmbH (“GLNG”) and to provide subsequent pro rata payments to the capital reserve of GLNG. To this end, KfW has entered into a share purchase agreement and a shareholders’ agreement with Gasunie LNG Holding B.V. and GBV Zweiunddreißigste Gesellschaft für Beteiligungsverwaltung mbH, a wholly owned subsidiary of RWE AG, regarding the equity participation and subsequent pro rata payments to the capital reserve. GLNG is a project company that is developing a liquefied natural gas (LNG) import facility in Brunsbüttel, Germany. The closing of the transaction took place in July 2023.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2023

(EUR in millions)
Borrowings
Short-term funds	40,773
Bonds and other fixed-income securities	414,553
Other borrowings (1)	52,025

Total borrowings	507,352

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	25,150
Fund for general banking risks	0
Revaluation reserve	-15

Total equity	38,073

Total capitalization	545,425

(1)	Includes long-term and short-term borrowings from the ERP Special Fund of EUR 315 million.

(2)

KfW’s equity capital, 80% of which is held by the Federal Republic and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2023, of which EUR 3,300 million has been paid in pro rata by the Federal Republic and the Länder.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

The following biographical information on the current members of the Executive Board includes their dates of birth, the year in which they were appointed, their terms of office, their current positions and their areas of responsibility.

For information on the remuneration of the Executive Board, see note 68 to the financial statements included in Exhibit (e) to this annual report.

Stefan Wintels

Date of birth: November 17, 1966

Stefan Wintels joined KfW’s Executive Board as Co-CEO in October 2021 and became the sole CEO in November 2021. He is in charge of the General Secretariat, Group Communications, Internal Auditing, Financial Markets, Group Development and Economics, as well as Legal Affairs. Mr. Wintels was appointed until September 2025.

Prior to joining KfW, Mr. Wintels worked at Citigroup for 20 years from 2001 to 2021 in various leadership roles. Most recently, he was the Global Co-Head Financial Institutions Group and a member of the Global BCMA Executive Committee. Before that, he was Vice Chairman of Citigroup in Germany, Citi’s Chief Country Officer for Germany as well as Chief Executive Officer of Citigroup Global Markets Europe AG until March 2020.

Stefan Wintels began his professional career in 1994 at Deutsche Bank AG and left in 2001 as Managing Director at Deutsche Bank’s Corporate Development / Group Strategy Department.

He received a Master’s degree in Business Administration from the Technische Universität Berlin and participated in the second year of a two year MBA program at the University of Illinois, Urbana-Champaign.

Stefan Wintels also chairs the supervisory board of KfW Capital, Frankfurt am Main, Germany. In addition, he is a member of the supervisory boards of Deutsche Post AG, Bonn, Germany and of Deutsche Telekom AG, Bonn, Germany.

Katharina Herrmann

Date of birth: October 27, 1968

Katharina Herrmann joined KfW as General Manager in April 2022 and became a member of KfW’s Executive Board in April 2023. She is in charge of KfW’s Domestic Promotional Business (Individual Financing Solutions & Public Clients, SME Bank & Private Clients), Sales Digital Development and KfW Capital. Ms. Herrmann was appointed until April 2026.

Prior to joining KfW she was Head of Platforms and New Business at ING-DiBa AG, Frankfurt am Main, Germany, as well as Global Head of Platforms and Beyond Banking at ING Group, Amsterdam, Netherlands. During her time at ING from 1998 until 2021 Ms. Herrmann held various leadership positions. From 1996 until 1998 Ms. Herrmann worked as a Specialist in Marketing at COMMERZBANK AG, Frankfurt

am Main, Germany. In 1995 she started her professional career at Nassauische Sparkasse, Wiesbaden, Germany, where she worked in junior and senior positions in marketing.

Katharina Herrmann studied business administration and graduated as Diplom-Betriebswirtin (FH) at the University of Applied Sciences Wiesbaden, Germany (comparable to Master of Business administration), including several months of study abroad (European Business Studies) at Nottingham Trent University, United Kingdom.

Melanie Kehr

Date of birth: November 17, 1974

Melanie Kehr became a member of KfW’s Executive Board in March 2019. She is in charge of Information Technology, Operations and Transaction Management. Ms. Kehr joined KfW as General Manager in September 2018. Ms. Kehr was appointed until August 2027.

Ms. Kehr studied Business Administration at the University of Bielefeld, Germany, and also holds a Master’s degree in Economics from Purdue University, Indiana, USA. In 1999, she started her professional career at the consulting firm Andersen Consulting Unternehmensberatung GmbH (renamed Accenture in 2001) where she became Managing Director for Industry Financial Services in 2012. In 2014, she was appointed Group Chief Information Officer of Bayerische Landesbank, Munich, Germany, and served in this position until July 2018.

Ms. Kehr is also a member of the supervisory board of Deka Bank Deutsche Girozentrale, Frankfurt am Main, Germany.

Christiane Laibach

Date of birth: November 9, 1961

Christiane Laibach joined KfW’s Executive Board in June 2021. She leads the international financing activities consisting of KfW Entwicklungsbank and the two affiliates KfW IPEX GmbH (Export and Project Finance) and KfW DEG mbH. Ms. Laibach was appointed until May 2025.

Prior to joining KfW’s Executive Board she was member of DEG’s Management Board for six years, the last year as CEO. From 2008 to 2015 she was part of KfW-IPEX Bank’s Management Board, including Chief Risk and Financial Officer. She has been holding leadership positions at KfW Group for 25 years after having joined in 1990, including as global head of aviation for seven years.

Ms. Laibach holds a Master’s degree in Economics from University of Mainz, Germany, and completed the Executive Management Program at Wharton Business School, Philadelphia, USA.

Ms. Laibach also chairs the supervisory board of KfW IPEX GmbH. Further, she serves as first deputy chair of the supervisory board of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany.

Bernd Loewen

Date of birth: October 23, 1965

Bernd Loewen joined KfW as a member of KfW’s Executive Board in July 2009. He is in charge of Finance, Human Resources, Central Services as well as Organization and Consulting. Mr. Loewen acts as Chief Financial Officer of KfW after initially running both the risk and finance departments at KfW up to the separation of the CRO and CFO functions as of January 1, 2016. Mr. Loewen was appointed until June 2027.

After graduating with a Business Administration degree from the University of Muenster, Germany, he started his professional career at an auditing firm and completed the tax consultant exam. Subsequently, Mr. Loewen joined the Corporate Development department at COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, before moving on to Equity Derivatives Trading. From 2002 onwards, Bernd Loewen worked as Co-Managing Director at Commerz Capital Markets Corporation, a subsidiary of COMMERZBANK Aktiengesellschaft, in New York, USA. In 2005, he was appointed Member of the Management Board of mBank (formerly BRE Bank SA), a Polish subsidiary of COMMERZBANK Aktiengesellschaft and relocated from New York to Warsaw, Poland.

Mr. Loewen is also a member of the supervisory board of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany.

Dr Stefan Peiß

Date of birth: April 30, 1969

Dr Stefan Peiß became a member of KfW’s Executive Board in January 2016. He is in charge of Credit Risk Management, Risk Controlling and Compliance, and he acts as Chief Risk Officer of KfW. Dr Peiß was appointed until December 2029.

Dr Peiß studied business administration at the Ludwig-Maximilians-Universität in Munich, Germany, where he also obtained a doctorate in political science (Dr. oec. publ.) from the university’s Institute for Risk Management and Insurance. In 1995, he started his career in the Real Estate Department of Bayerische Landesbank, Germany. He then transferred to the Risk Management Department, where he held management positions as Head of Team (client portfolio and strategic controlling) and Head of Department (portfolio controlling and controlling systematics, risk controlling trading activities). In 2007, Dr Peiß became Head of the Risk Operations Division, and in 2008, he was promoted to Head of Group Risk Control Division. Dr Peiß joined KfW in 2009 as Senior Vice President and Head of Risk Management and Controlling.

Dr Peiß is a member of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany and serves as deputy chairman of KfW Capital’s supervisory board, Frankfurt am Main, Germany.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Climate Action; the Federal Minister for Foreign Affairs; the Federal Minister of Food and Agriculture; the Federal Minister of Transport and Digital Infrastructure; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two industry representatives; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Climate Action serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the latter chairing for the year 2024. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister of such Federal Ministry, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, inter alia, loans to members of management bodies (Organkredite), short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade or unrated borrowers, certain unsecured loans and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

KfW’s Board of Supervisory Directors’ committee structure comprises a Presidial and Nomination Committee (Präsidial-  und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko-  und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may make decisions on the Board of Supervisory Directors’ behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well as for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

As of March 22, 2024, the members of the Board of Supervisory Directors were:

Name	Position
Annalena Baerbock	Federal Foreign Minister

Katharina Beck	Member of Parliament; appointed by the Bundestag

Volker Bouffier	Former Minister President of the State of Hesse; appointed by the Bundesrat

Dr Andreas Dressel	Senator for Finance of the Free and Hanseatic City of Hamburg; appointed by the Bundesrat

Yasmin Fahimi	Chair of the Confederation of German Trade Unions (DGB), representative of the trade unions

Björn Fecker	Mayor and Senator for Finance of the Free Hanseatic City of Bremen; appointed by the Bundesrat

Robert Feiger	Chair of the Federal Executive Committee of the IG Bauen-Agrar-Umwelt Trade Union (IG Bau); representative of the trade unions

Tanja Gönner	CEO and Director General of the Federation of German Industries (BDI); representative of the industry

Olav Gutting	Member of Parliament; appointed by the Bundestag

Dr Robert Habeck	Federal Minister for Economic Affairs and Climate Action; Chair in 2024

Gerald Heere	Minister of Finance of the State of Lower Saxony; appointed by the Bundesrat

Prof Dr Hans-Günter Henneke	Managing Member of the Executive Committee of the Federation of German Districts (DLT); representative of the municipalities

Marion Höllinger	Member of the Board of Directors of the Association of German Banks (BdB); representative of the commercial banks

Harald Hübner	Ministerial Director at the Bavarian State Ministry of Finance and Regional Identity; appointed by the Bundesrat

Verena Hubertz	Member of Parliament; appointed by the Bundestag

Dr Dirk Jandura	President of the Federation of German Wholesale, Foreign Trade and Services (BGA); representative of the wholesale and foreign trade sector

Andrea Kocsis	Deputy Chair of ver.di - United Services Trade Union; representative of the trade unions

Stefan Körzell	Member of the Executive Board of the German Trade Union Confederation (DGB); representative of the trade unions

Ulrich Lange	Member of Parliament; appointed by the Bundestag

Steffi Lemke	Federal Minister for the Environment, Nature Conservation, Nuclear Safety and Consumer Protection

Christian Lindner	Federal Minister of Finance; Deputy Chair in 2024

Rainer Neske	Chair of the Board of Managing Directors at Landesbank Baden-Württemberg (LBBW); representative of credit institutions prominent in the field of industrial credit

Cem Özdemir	Federal Minister of Food and Agriculture

Dr Marcus Optendrenk	Minister of Finance of the State of North Rhine-Westphalia; appointed by the Bundesrat

Dr Bettina Orlopp	Deputy Chair of Commerzbank AG; representative of the mortgage banks

Daniel Quinten	Member of the Board of Managing Directors of the National Association of German Cooperative Banks (BVR); representative of the cooperative banks

Prof Dr Ulrich Reuter	President of the German Savings Banks Association (DSGV); representative of the savings banks

Michael Richter	Minister of Finance of the State of Saxony-Anhalt; appointed by the Bundesrat

Joachim Rukwied	President of the German Farmers’ Association (DBV); representative of the agricultural sector

Frank Schäffler	Member of Parliament; appointed by the Bundestag

Jan Wenzel Schmidt	Member of Parliament; appointed by the Bundestag

Svenja Schulze	Federal Minister for Economic Cooperation and Development

Holger Schwannecke	Secretary General of the German Confederation of Skilled Crafts (ZDH); representative of the skilled crafts sector

Dr Martin Wansleben	Chief Executive of the Association of German Chambers of Commerce and Industry (DIHK); representative of the industry

Dr Kai H Warnecke	President Haus & Grund Germany; representative of the housing sector

Dr Volker Wissing	Federal Minister for Digital and Transport

For information concerning the remuneration of the Board of Supervisory Directors, see note 68 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2023, KfW Group employed an average of 8,149 persons (excluding members of the Executive Board and trainees, but including temporary personnel and local personnel in KfW’s representative offices) (2022: 7,984 persons). Approximately 30.0% of KfW’s staff (excluding local personnel in KfW’s representative offices) is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 19.1% is engaged in KfW’s domestic business activities, 28.6% in promotion of developing countries and emerging economies (KfW Entwicklungsbank and DEG), 11.3% in Export and Project Finance (KfW IPEX-Bank), and the remaining balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

KfW Group has defined employee relations as one of its key sustainability action areas and attaches great importance to treating its employees with respect and appreciation. Because KfW recognizes that its success is based on its skilled and motivated staff, employer attractiveness, including by achieving top positions in the main employer rankings, has been defined as one of the key targets within KfW Group’s strategic objectives. KfW believes that a fair remuneration system, group-wide diversity and equal opportunities for the professional development of all employees, irrespective of gender, origin, ethnicity, religion, disability, age, sexual identity or social background, provide a solid basis for achieving this target. KfW emphasizes the importance of achieving target quotas for women in leadership positions and a good work-life balance. As a future-oriented organization, KfW offers a variety of part-time work and mobile work options as well as professional development and training opportunities and supports responsible health management.

For more information concerning KfW Group’s employees, see note 67 to the financial statements included in Exhibit (e) to this annual report.

EXHIBITS

Exhibit	Description

(e)	KfW Financial Information 2023

(f)	Consent of Deloitte GmbH Wirtschaftsprüfungsgesellschaft

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ STEFAN WINTELS
Name: Stefan Wintels
Title: Chief Executive Officer

By:	/S/ BERND LOEWEN
Name: Bernd Loewen
Title: Member of the Executive Board

Date: March 22, 2024